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04012604

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor Int'l

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4944 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 2/4/04

2001 Reference Document

82-4944

04 FEB -4 AM 7:21

ARS
12-31-01



ESSILOR

Contents

No. 1 IN EUROPE, No. 1 IN NORTH AMERICA, No. 1 IN LATIN AMERICA, No. 1



VARILUX® Progressive lenses

Transitions® Variable-tint lenses

Airwear® Polycarbonate lenses

Nikon

Crizal® Multiple-treatment lenses

Essilor is the sole source for all corporate information in this document.

VISION DEFECTS: SOME BASIC TERMS

Ametropia
Vision disorder that prevents a sharp image from forming on the retina. Includes myopia, hypermetropia, and astigmatism.
Note: presbyopia is not a form of ametropia.

Astigmatism
Defect in curvature of the cornea that results in a distorted vision of objects.

Cornea
Very fine, very fragile, transparent layer covering the front of the eye.

Diopter
Unit of measure for a visual defect and for the lens that will correct it.

Emmetropia
Property of an eye with optimal or emmetropic refraction, whose vision is normal.

Hypermetropia
Poor perception of close objects due either to a malformation of the crystalline lens, or to shortness of the eye: the image of the objects forms behind the retina. Opposite of myopia.

Myopia
Defect affecting vision of distant objects. Because of an optical defect in the crystalline lens, or excessive eye length, the image of the objects forms in front of the retina. Myopia is the most common vision disorder, but not the most evenly shared: it affects about 13.5% of the population in Europe and the U.S., but more than 20% in Japan.

Presbyopia
With age, the crystalline lens thickens, stiffens, and loses its accommodation power. Unlike hypermetropia, farsightedness is not a form of ametropia but only the culmination of a physiological process that affects all human beings starting in their forties.

Refraction
Deviation of a ray of light traveling from one transparent medium to another.

Retina
Hypersensitive membrane lining the back of the eye, on which images form.

Transparency
Property of substances that transmit light without absorbing it.

ESSILOR

VISION DEFECTS: SOME BASIC TERMS

Ametropia
Vision disorder that prevents a sharp image from forming on the retina. Includes myopia, hypermetropia, and astigmatism.
Note: presbyopia is not a form of ametropia.

Astigmatism
Defect in curvature of the cornea that results in a distorted vision of objects.

Cornea
Very fine, very fragile, transparent layer covering the front of the eye.

Diopter
Unit of measure for a visual defect and for the lens that will correct it.

Emmetropia
Property of an eye with optimal or emmetropic refraction, whose vision is normal.

Hypermetropia
Poor perception of close objects due either to a malformation of the crystalline lens, or to shortness of the eye: the image of the objects forms behind the retina. Opposite of myopia.

Myopia
Defect affecting vision of distant objects. Because of an optical defect in the crystalline lens, or excessive eye length, the image of the objects forms in front of the retina. Myopia is the most common vision disorder, but not the most evenly shared: it affects about 13.5% of the population in Europe and the U.S., but more than 20% in Japan.

Presbyopia
With age, the crystalline lens thickens, stiffens, and loses its accommodation power. Unlike hypermetropia, farsightedness is not a form of ametropia but only the culmination of a physiological process that affects all human beings starting in their forties.

Refraction
Deviation of a ray of light traveling from one transparent medium to another.

Retina
Hypersensitive membrane lining the back of the eye, on which images form.

Transparency
Property of substances that transmit light without absorbing it.

For more information:
www.vision1to1.com

Essilor: the world leader in corrective lenses

N ASIA, **No. 3** IN JAPAN, **22,000** EMPLOYEES, **25%** WORLD MARKET SHARE



1972
Creation of Essilor

1975
Expansion in Europe and North America with Orma® plastic lenses and Varilux® progressive lenses

1979
Shift of finished-lens production to Asia

1987
Expansion in the Brazilian market

1991
Joint venture with PPG Industries Inc. for development of Transitions® variable-tint plastic lenses

1996
Acquisition of laboratories in the U.S.

1998
Expansion in India, China and New Zealand

2000
Joint venture with Nikon for development of high-index lenses and conquest of the Japanese market

2001 was a superb year consistent with our average two-



Xavier Fontanet Philippe Alfroid

Message from the Chairman/Chief Executive Officer and the Chief Operating Officer

2001 was a superb year for Essilor: our operating margin reached an all-time high and our net earnings per share rose by twice as much as sales. These results are consistent with our average two-digit growth in sales and income over the past 25 years.
Even more significant than the absolute level of earnings is the fact that our latest performance fits into a long-term pattern and does not actually come as a surprise.
The 2001 figures are the fruit of a very-long-term strategy and hard work by all our people across the globe and in all our areas of activity.

digit growth over the past 25 years

Essilor has demonstrated, once again, that its growth rests on firm foundations

Overall, 2001 was a challenging year, dominated by the world economic slowdown and the horrifying, historic events of September 11 in the United States, which were devastating for all of us.

Essilor's uniform growth in 2001, however, was comparable in all respects to the 5-6% annual rate recorded in the past ten years. The explanation is simple: our products —ophthalmic optical lenses—satisfy a basic need, benefit from continuous technological evolution, and are sold in every country worldwide.

The year 2001 also saw our refocusing on the lens business. In retrospect, this fully justified the decision to buy back 7% of our shares in 2000.

The sale of our 44% stake in Logo was consistent with our gradual withdrawal from the eyewear business since 1992.

The divestment of our contact-lens business swelled our already-substantial cash flow from operations in 2001. This enabled us to repay most of the debt incurred at end-2000 for the purchase of Compagnie de Saint-Gobain's 7% stake in our company.

The subsequent cancellation of 6% of our shares enabled us to lift earnings per share by nearly 11%.

In sum, Essilor has now divested all businesses unrelated to ophthalmic lenses and restored its financing capabilities: we have thus achieved an optimal capital restructuring for all parties involved.

Growth through value creation

The ophthalmic-lens market has a long-term growth rate of about 4% a year, divided between volume growth and product-mix growth. We have good reason to expect this uptrend to last many years, given the gigantic potential in Asia and the success of thin lenses, protective lenses, and progressive lenses.

On the strength of the bright prospects offered by this stable market growth, Essilor has consistently invested in long-term research to add value to its products. Today, we have four research centers: two in the U.S., one in Europe, and one in Japan through our Nikon Essilor joint venture.

Each center handles a particular specialty on a worldwide basis. The centers are also responsible for maintaining a global watch—especially in the most developed countries—for all technological advances capable of improving our lenses.

In 2000-2001, we developed a wide range of new products and new, ultra-high-index materials for making even thinner, even lighter, and even more transparent lenses.

During the same period, we launched a new family of progressive lenses and the fourth generation of photochromic lenses in ten years!

Thanks to this continuous renewal—which is underpinned by the critical technological value of our joint ventures with PPG Industries and Nikon—we can be confident that our sales will continue to grow much faster than the total market.



2001 was a superb year consistent with our average two-digit growth over the past 25 years

A global network to support our products

With our investment in laboratories in the U.S., our acquisition of laboratories in Australia and New Zealand, the launch of operations in China and India, and the Nikon Essilor joint venture, Essilor now has the largest, most localized, and most diversified sales network in the market.

This network is ideally suited for the distribution of our brands: Varilux®, Nikon®, Airwear®, and Crizal®. It is also a network of finishing shops operating in nearly all regions of the globe and providing a nearby presence and daily adjustment service to 400,000 opticians.

This highly innovative human and physical asset is enabling us to provide today what management books describe as the dream of "mass customization".

A local business presence is decisive for optimizing costs and service. Last year, our business units—in a fine show of unanimity—improved their performances in almost all parts of the world.

We have three channels to cover our market

- Our integrated laboratories, which supply opticians and optical chain stores that do not possess integrated logistics or surfacing capabilities.
- Our sales of semi-finished lenses to independent laboratories and wholesalers.
- Our sales teams selling to integrated optical chain stores.

Essilor adjusts the relative weights of the three channels to each country's specific market structure, and has scored gains in all three channels with equal success.

The highlights of 2001 were the good overall resilience of the European market, re-engineering programs in our U.S. laboratories, the build-up of the Nikon Essilor joint venture, and, more generally, the good quality of our relationships with all our distributors.

Our people are our principal asset

Firm markets and sound strategy would not amount to much without our dedicated, motivated teams.

Across the world, they form what we call the "Essilor Family", which demonstrated a heartfelt unity in response to the events of September 11.

In all specialties, our teams contribute their personal talents and culture to Essilor's strength and progress. It is from them that we draw our confidence in the future.

We are also happy to take this opportunity to thank our Board of Directors. We ask our directors for their time; they provide us with their experience and support.

It is thanks to them and to all our shareholders—large and small—that our company functions well, and we would like to assure them that we will continue to do our utmost to keep Essilor on a growth path in this exciting time.

Xavier Fontanet
Chairman and Chief Executive Officer

Philippe Alfroid
Chief Operating Officer

Essilor Management

Executive Committee

☐ **Xavier Fontanet,** Chairman and Chief Executive Officer

☐ **Philippe Alfroid,** Chief Operating Officer

☐ **Bertrand de Limé,** Executive Vice-President
Vice-President, Europe

☐ **Patrick Bozec,** Vice-President, Science and Technology

☐ **Claude Brignon,** Vice-President, Operations

☐ **Patrick Cherrier,** Vice-President, Asia

☐ **Didier Lambert,** Vice-President, Information Systems

☐ **Olivier Mathieux,** Vice-President, South America

☐ **Thierry Robin,** Vice-President, Strategic Marketing

☐ **Hubert Sagnières,** President, Essilor of America

☐ **Jean-Luc Schuppiser,** Vice-President,
Research and Development

☐ **Henri Vidal,** Vice-President, Human Resources

—

☐ **Jacques Stoerr,** Chairman, Essilor of America*

*Retiring year-end 2001

—

☐ **Fabienne Lecorvaisier,** Chief Financial Officer

☐ **Véronique Gillet,** Vice-President, Investor Relations
and Communications

Founding Chairmen

☐ **René Grandperret**

☐ **Anatole Temkine**

Board of Directors

☐ **Xavier Fontanet,** Chairman and Chief Executive Officer

☐ **Philippe Alfroid,** Chief Operating Officer

☐ **Gérard Cottet,** former Chairman and Honorary Chairman

Independent Directors

☐ **Alain Aspect**

☐ **Michel Besson**

☐ **Jean Burelle**

☐ **Philippe Germond**

☐ **Igor Landau**

☐ **Olivier Pécoux**

☐ **René Thomas**

Directors representing employee shareholders

☐ **Robert M. Colucci** (U.S.)

☐ **Alain-Claude Mathieu** (France)

☐ **Bertrand Roy,** Chairman of Valoptec Association

In 2001, the Board of Directors met six times.

Directors' other functions and directorships are described in the chapter on "Directors, Officers and Auditors" of the Reference Document, page 122.





Corporate governance

In 1997, Essilor set up several committees of the Board in order to comply with corporate governance rules.

The Audit Committee, *chaired by René Thomas,* examines with the Auditors the compliance of the financial statements with French and international accounting standards.
The committee met twice in 2001.

The Remunerations Committee, *chaired by Jean Burelle,* issues recommendations on the appointment and compensation of corporate officers, and on the granting of stock options to members of senior management, in line with authorizations given by the Annual Meetings of Shareholders.
The committee met twice in 2001.

Each committee reports regularly to the Board of Directors on its work and recommendations.

Key figures 2001

(EUR million except per-share data)	2001	2000	1999
Sales	2,070.4	1,978.4	1,661.8
Operating income	310.6	274.1	228.9
Operating margin	*15%*	*13.9%*	*13.8%*
Income before non-operating items and tax	233.3	223.3	193.3
Net income	142.6	135.4	120.8
Net capital expenditures	120.1	158.2	148.5
Net financial investments	56.8	335.2	43.3
Cash flow	286.4	273.4	240.9
Net debt/equity*	27%	44%	14%
Earnings per share*	1.43	1.29	1.16
Net dividend per share*	0.41	0.39	0.34
Return on equity	11.8%	12.9%	10.5%
Return on capital invested	17.5%	16.6%	16.1%

*Adjusted for 10-for-1 stock split, Sept. 17, 2001.

Free cash flow

(EUR million)



6
86
241
149
76
39
273
158
163
3
286
120
1999
2000
2001
Capital expenditures
Change in working-capital requirement and provisions
Free cash flow
Cash flow

Cash flow

(% of sales)



13.0%
13.8%
14.5%
13.8%
13.8%
1997
1998
1999
2000
2001

Sales growth
(EUR million)


December 31, 2000
December 31, 2001
Organic growth
Change in scope of consolidation
Currency effects
+111.4
-20
+0.6
2,070.4
1,978.4
+5.6%
-1%
-

Our sales growth (+5.6% on a comparable scope of consolidation basis) outpaced that of the world optics market. Refocused on its core business—high-tech plastic lenses—Essilor has benefited from its positions in the most active market segments.

2001 sales by market


North America 47%
Europe 44%
Asia 6%
Latin America 3%

2001 sales growth by market
(like-for-like)


+3.8%
+6.2%
+12.2%
North America
Europe
Rest of world

Key figures 2001

Change in sales and operating margin


1,426
1,563
1,662
1,978
2,070
1997
1998
1999
2000
2001

☐ Sales (EUR million)
☐ Operating margin (% of sales)

Comparative change in operating income, income before non-operating items and tax, and net income

(EUR million)


350
300
250
200
150
100
50
0
311
233
143
1997
1998
1999
2000
2001

☐ Operating income
☐ Income before non-operating items and tax
☐ Net income

Balance-sheet highlights, 2001 and 2000

(EUR million)

Assets	2001	2000
Fixed assets	1,199	1,204
Inventories and receivables	854	815
Cash	96	112
	2,149	**2,131**

Liabilities	2001	2000
Shareholders' equity	1,207	1,047
Minority interests	2	1
Provisions	79	77
Borrowings	417	578
Operating liabilities	444	428
	2,149	**2,131**

The strength of our balance sheet is the direct consequence of Essilor's development strategy and management policy, which emphasize long-term financial equilibrium. With its solid equity base and low debt, Essilor is in a position to seize opportunities that will enable the company to quicken the development of high-tech products, expand its global presence, and increase its market share.

Net income and dividend payout
(EUR million)



94
26
120
33
121
36
135
39
143
41
1997
1998
1999
2000
2001

☐ Net income
↑ Dividends paid

The global payout represented nearly 30% of net income.

Net debt/equity



20%
15%
14%
44%
27%
161
143
164
466
321
1997
1998
1999
2000
2001

☐ Net debt (EUR million)
■ Net debt/equity (%)

After the substantial financial investment for the buy-back of 7% of Essilor stock from Compagnie de Saint-Gobain at year-end 2000, our abundant cash flow and selective investment policy enabled us to lower net debt to 27% of equity by 2001. This performance was achieved without slowing the implementation of future-building decisions.

Net dividend per share*
(in EUR and %)



+18%
+23%
+6%
+15%
+5%
0.26
0.32
0.34
0.39
0.41
1997
1998
1999
2000
2001

*After 10-for-1 stock split

The net dividend rose 5.1% to EUR 0.41 excluding French dividend tax credit (*avoir fiscal*) and EUR 0.61 including the tax credit. Its growth rate nearly matched the 5.3% increase in net income.

Earnings per share*
(in EUR and %)



+14%
+22%
-2%
+11%
+11%
0.97
1.19
1.16
1.29
1.43
1997
1998
1999
2000
2001

*After 10-for-1 stock split

In 2001, Essilor canceled 6% of its shares. This initiative was highly beneficial to shareholders, as earnings per share (EUR 1.43) grew twice as fast as net income.

Shareholder information

Share ownership,
at December 31, 2001



☐ General public **90.7%**
■ Employee shareholders **8.3%**
☐ Treasury stock **1%**

Geographic breakdown of bearer share ownership



■ French shareholders **47%**
☐ International shareholders **53%**

Distribution of voting rights
at December 31, 2001



☐ General public **85.5%**
■ Employee shareholders **14.5%**

Double voting rights are attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

In February 2002, Essilor surveyed banks and brokerages holding at least 80,000 of the company's shares in the accounts they manage. The results improved our understanding of the ownership of 89% of issued capital and helped locate 99% of bearer shares.
According to the survey, French institutional investors hold 27.3% of Essilor's capital, including 17.9% held by mutual funds.
Non-French-resident shareholders own 47.4% of issued capital, including approximately 30% held by U.S. and U.K. shareholders.
The study enabled localization of 51,000 holders of bearer shares who have shown their confidence in the company's business model.

In 2001, Essilor's capital underwent a series of increases and reductions, most of which simplified and completed the restructuring of ownership undertaken in 2000 after Compagnie de Saint-Gobain announced its decision to sell its stake. As a result of these changes, Essilor now has a single category of stock, consisting of 101,075,891 common shares with a par value of EUR 0.35, Euroclear code 12166, eligible for the deferred settlement system on the Euronext Paris market.

☐ Cancellation of 6% of shares

At December 31, 2000, Essilor held 741,027 of its own shares. The Combined Annual and Extraordinary Meeting of Shareholders of January 18, 2001, authorized the cancellation of 6% of the company's shares. This authorization was used on March 22, 2001, to cancel 638,001 common shares and 3,026 preferred non-voting shares. After the subsequent stock split, Essilor's treasury stock was reduced to one million common shares.

☐ Capital increase at switchover to the euro

On March 22, 2001, Essilor increased its capital by EUR 4,522,262. The move, coinciding with the conversion to euros, raised the company's fully paid-up capital to EUR 35,093,635.

☐ Swap of preferred non-voting shares for common shares, and reduction of capital through cancellation of preferred non-voting shares

Essilor swapped 38,118 preferred non-voting shares for 38,118 new common shares, and bought back 15,274 preferred non-voting shares that had not been contributed to the public share-exchange offer of July 16-August 3, 2001. All 53,392 preferred non-voting shares were canceled on September 12, 2001, reducing the company's capital by about EUR 186,872.

☐ Issuance of new shares

508,241 new shares were issued on exercise of stock options, resulting in a capital increase of EUR 177,884.

☐ Issuance of new shares for employees

Essilor issued 452,860 new shares for employees. They were subscribed by the Essilor Group 5-year and 7-year corporate mutual funds.

☐ Ten-for-one stock split

On September 17, 2001, a ten-for-one stock split divided the par value of company shares by ten to EUR 0.35.

INTERNAL SHAREHOLDERS

After the sale by Compagnie de Saint-Gobain of its stake in Essilor, the Valoptec International corporate mutual fund has become Essilor's largest shareholder.
In May 2000, Valoptec Association was set up as a not-for-profit entity under the French statute of 1901. Its membership comprises nearly all internal shareholders (including current and former employees), and the association consolidates employees' direct and indirect individual voting rights in Essilor corporate mutual funds. Valoptec Association brings together a majority of Essilor managerial staff in France and the rest of the world. Its Board of Directors is composed of representatives of occupational categories (management, supervisory) and regional representatives for France, Northern Europe, Central and Southern Europe, Asia, Canada, and the United States.
Its two annual meetings enable employee shareholders to play an active part in Essilor operations and decisions. Employees can become Essilor shareholders by acquiring shares in one of several dedicated funds: Valoptec International, Essilor Group 5-year fund, Essilor Group 7-year fund, and the U.S. Stock Purchase Plan. Amounts invested in the funds are matched by Essilor on the basis of the type of fund and the length of the vesting period.

Shareholder information

Essilor share performance

Adjusted data – Source: IDE


Volume (thousand)
Share price (EUR)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
45
40
35
30
25
20
Jan.
Feb.
March
April
May
June
July
August
Sept.
Oct.
Nov.
Dec.
Jan.
Feb.
March
2001
2002
☐ Monthly transaction volume ▨ Essilor ■ SBF 120 index* ☐ Euronext 100 index*

*Indices based on Essilor adjusted share price.

Transaction volume

Source: Euronext

2001	Total volume		Monthly trading range (adjusted)	
	Number of shares	EUR million	High EUR	Low EUR
January	737,915	244.52	35.80	30.50
February	533,459	174.93	33.85	31.02
March	650,527	209.85	33.58	30.91
April	426,353	136.04	33.00	30.70
May	752,050	249.64	34.40	31.35
June	471,684	155.97	34.50	31.50
July	419,868	142.10	34.70	32.62
August	400,595	134.70	34.50	32.31
September	3,037,470*	146.41	33.80	25.00
October	4,697,522	144.45	32.74	29.68
November	5,575,478	181.21	34.20	29.94
December	3,923,735	129.48	34.48	32.06
2002				
January	3,705,045	123.56	35.70	31.20
February	7,640,004	284.97	38.93	35.10
March	6,212,817	244.19	41.34	37.50

*After 10-for-1 stock split.

Essilor common shares closed at EUR 33.95 on December 28, 2001, after reaching a high of EUR 35.80 on January 5 and a low of EUR 25.00 on September 12. The Essilor share fully demonstrated its resilience in an unusually adverse environment for equities: at year-end, its price was down slightly by 2.3%, compared with a 21% decline for the French SBF 120 index.

On December 31, 2001, Essilor's market capitalization stood at EUR 3.41 billion, ranking the company 57th in the SBF 120 index and 83rd in the Euronext 100 index.

Share prices (adjusted)

(in EUR)	2001	2000	1999
High	35.80	34.78	39.40
Low	25.00	23.00	27.30
Close	33.95	34.75	30.80
Number of shares outstanding at December 31	101,075,891	106,113,620	105,213,290
Market capitalization (million)	3,417	3,667	3,233
Dividend per share	0.41	0.39	0.34
Total remuneration per share (dividend + French tax credit)	0.61	0.58	0.51
Dividend/net earnings (%)	0.29	0.30	0.29

A WIDE-RANGING INFORMATION PROGRAM

Essilor's long tradition of extensive employee shareholding has led us to implement a wide-ranging investor-relations program that complies with the principle of equal information for all shareholder categories.

The Annual Meeting of Shareholders is the key event in Essilor's direct communication with its shareholders.

Since the purchase of Compagnie de Saint-Gobain's stake in the company, Essilor has expanded its contacts with major institutional investors in France and the rest of the world, whose shareholdings influence our stock-market performance.

In addition, Essilor publishes and disseminates:

- a Reference Document (annual report) filed with the Commission des Opérations de Bourse (the French securities and exchange commission);
- financial information notices in the press, to provide a reliable source of major news items about the company for the general public;
- press releases to all key media.

All our documents are available on request and are downloadable from our website, www.essilor.com, under the heading "Essilor News."

The www.essilor.com website provides, among other information, real-time quotations of the Essilor share price and a comparison with the benchmark SBF 120 index. The site's French and English versions contain a user-friendly presentation of the company, its business, scheduled events, and forthcoming publications.

2002 PUBLICATION SCHEDULE

- ☐ Q1 2002 sales: Week 17
- ☐ H1 2002 sales: Week 29
- ☐ H1 2002 results: September 5
- ☐ Q3 2002 sales: Week 43

Lenses: a high-tech product



Lightness: 10 grams

4 grams per lens and 2 grams for the titanium frame: three times as light as 15 years ago.

Thinness

Between Orma®, the plastic lens of the 1980s, and Stylis® 1.67, the latest Essilor high-index lens, wearers have benefited from a 50% reduction in thickness.

CEN and FDA security standards

Compliance with international standards of the European Committee for Standardization (CEN) and the Food and Drug Administration (FDA) for minimum transparency, 100% UV screening and inflammability/impact resistance. FDA standards require lenses to withstand the fall of a 16-gram ball from a height of 1.27 meters.

UV protection

These lenses guarantee a total UV barrier that is indispensable for eye protection.

A pair of Essilor Freewear® eyeglasses: Airwear® Alizé™ lenses associated with a Charmant β – Titanium frame

Lenses: the invisible technology

Ophthalmic lenses are to corrective eyeglasses what the microprocessor is to the computer: the invisible, high-tech core. To give us a clear vision, lenses have the gift of making themselves totally "transparent," and their greatest quality is to convince us that... they're not there. But the truth is much more complicated. Lens transparency is the result of complex technologies, applied to a material that—to begin with—is not even glass.



Material: polycarbonate

What used to be known as "unbreakable glass" in World War II became the basic material for compact discs. In the early 1990s, Essilor R&D endowed it with ophthalmic qualities—and turned it into a "noble" substance.

85 independent, successive steps in production

From injection to polymerization, engraving, drying, treatments, coating, stoving, marking, and the final edging.

19 surface treatments

Eleven layers on the front and eight on the back, for a total thickness of less than [illegible] microns.

Smudge resistance

Hard to smudge and easy to clean, thanks to the "top coat" applied to the lens.

Transparency: 99%

Thanks to anti-reflective treatments, which improve the "natural" transparency of the lens (92% light transmission), while also providing anti-glare protection and greater esthetics.

A steadily expanding market

Basic needs still unsatisfied

While 1.1 billion people are estimated to have eyesight correction, the number of persons needing correction is estimated at four billion, or about 65% of the world population. As one might expect, geographic disparities are wide: the percentage of eyeglass-wearers ranges from 60% in North America to 37% in Europe including Central/Eastern Europe, and under 17% in the rest of the world. Besides this correction deficit, there is the inexorably rising need due to population aging. The number of over-45s, who accounted for 23% of the global population in 2000, is growing by 2.4% a year, compared with 1.1% for the total population. The over-45s will represent 31% of the total by 2025 and, at that age, presbyopia is inevitable.

Global market: predictable growth

In addition to potential volume growth due to unfulfilled needs and rising living standards, there is potential value growth driven by technological change—including plastic lenses, high indices, progressive lenses, anti-reflective treatments, and so on. All of these enhancements are instant successes: users try them, buy them and don't give them up. The share of plastic photochromic lenses has risen 12% a year in the past five years. Currently, 90% of the world market for corrective lenses (estimated at 830 million lenses, or EUR 7 billion) is a replacement market, with a three-year frequency cycle and a 4% growth in value, driven by the products with the highest technology content.

Lens market breakdown (by design)

Progressive lenses are growing fastest by far, at more than 8% a year.



Unifocal lenses 75%

Unifocals correct astigmatism, myopia and hypermetropia.

Bifocal lenses 14%

Bifocals have two distinct correction areas for farsightedness and nearsightedness for presbyopes.

Progressive lenses 11%

Progressives enable good vision at all distances, representing the ideal solution for presbyopia correction.

The importance of good eyesight is summed up in one statistic: 80% of our information input is visual.
Although one in five of the world's inhabitants wears glasses, the basic needs are far from satisfied.

Essilor and the plastic revolution

■ **Essilor is the world leader in corrective lenses,** with 160 million lenses sold, most of them plastic. Our market share is 20% in volume terms and 25% in value terms. Glass lenses now represent only 5% of sales. Plastic lenses have become the growth engine thanks to the treatments, developed notably by Essilor, that have not only given them greater solidity but endowed them with the advantages they lacked: scratch and smudge resistance, anti-reflective coating, photochromism, and high indices. All these technological breakthroughs have established plastic lenses as the new standard.

Lens market breakdown (by volume)



■ Industrialized countries 50%
Emerging countries 50%

THE IRRESISTIBLE RISE OF HIGH-TECH LENSES

Plastic lenses account for 61% of the market. The share of glass lenses is declining steadily to the benefit of the most advanced plastic lenses, whose penetration rate varies between 10% and 80% depending on the country.

Technologies: new-tech replacing old-tech



■ Polycarbonate
□ Medium and high index
□ Low index
□ Glass
1983*
1991*
2001*

*Industrialized countries

1996-2001 basic trends

Glass lenses

↘ **-5.7%** a year

Plastic lenses

Polycarbonate ↗ **+19.7%** a year

High indices ↗ **+12%** a year

Low indices ↗ **+2.9%** a year

Materials

Modern "glasses" are no longer made of glass

Mastering the production process

Essilor buys its raw materials—monomers and granules—from the chemical industry. But our own engineers have developed polymerization and injection on an industrial scale, with know-how that enables them to narrow production tolerances and obtain constant optical quality. The first quality criterion is a perfectly homogeneous structure; the second is consistency around the world. One of Essilor's strengths is the development of performance-control methodology that encompasses more than thirty parameters, including material aging and durability.

Know-how that drives performance

Since the launch of the first plastic lenses under the Orma® name, Essilor R&D has worked to increase the refraction index of the materials used. We have gone from index 1.5 for CR 39 to 1.6 (in particular for polycarbonate) and now, thanks to processes perfected in Japan, index 1.67 and soon 1.74, both of which have been developed by our joint venture with Nikon. High-index lenses require less material to correct vision but, except for polycarbonate, their density is greater. The essence of the engineering challenge is to find the best trade-off between volume reduction and density increase—or, from the wearer's point of view, between the comfort of a light-weight lens and the esthetics of a thin lens. That is, for example, the dual advantage of polycarbonate, which also possesses high shock resistance and, thanks to Essilor expertise, is scratch-proof and totally transparent.



Nouveaux Verres Stylis™
Aujourd'hui,
la technologie a du style.
Aujourd'hui, tout est plus mince, plus léger, plus esthétique... Le verre optique aussi. En plus d'apporter une vision optimale, il doit respecter, ou mieux, par sa discrétion, mettre en valeur le style de celui qui le porte.
Les nouveaux verres Stylis, très haut indice 1.67, sont des verres de haute technologie à prix compétitifs, conçus pour la totale satisfaction de vos clients.
ESSILOR

Stylis®

Even thinner and more transparent

Essilor has used its advanced high-index technology to produce Stylis®, a 1.67 index lens that is far thinner and flatter than a standard lens. It offers 100% protection against UV A and B—and perfect transparency thanks to the Crizal® anti-reflective, anti-scratch, and anti-smudge coating.

2001 Stylis® launch campaign

Basic materials are often developed by industries whose output volume justifies heavy R&D investment. This was the case with polycarbonate, whose purity and stability was improved by compact-disc manufacturers to the levels required by the optical industry. But, to use a new material as a medium for corrective lenses, Essilor has to meet three further challenges: mastering a new production process, enhancing all characteristics simultaneously (such as weight, thinness, strength, and color), and ensuring consistent performance.

THE SEARCH FOR THE BEST TRADE-OFF

Key lens performances are obtained by subtle compromises that take into account the chemical structure of the materials.

Here, the comparison of two materials illustrates the differences in performance and the progress obtained through technological advances.

Essilor's ongoing objective is to better control the trade-offs that determine the materials' performances, in order to offer wearers thinner, more attractive, lighter and more resistant lenses.



□ CR 39 Crizal®
■ Airwear® Crizal®
Lightness
Thinness
UV protection
Anti-scratch resistance
Shock resistance
Transparency with anti-reflection

Comparative performances of CR 39 and polycarbonate materials



Airwear®

Scratch-resistant polycarbonate

Using exclusive methods, Essilor has developed a super-hardening coat for polycarbonate, a high-index material with extreme resistance to impact. The new treatment makes polycarbonate as scratch-resistant as glass. Under the Airwear® brand, and with a suitable anti-reflective coating, polycarbonate has thus become a high-end product, also available in a photochromic version (Airwear® Transitions®).

Illustration from the Airwear® brochure

Design

Engineering and producing complex surfaces

A substantial head start

Progressive lenses, in their replacement of bifocals, have enabled considerable progress in visual comfort for presbyopes, while at the same time improving the attractiveness of corrective lenses. Essilor's successive innovations have made it possible to produce lenses with no surface discontinuity, and Varilux® Panamic®, the fifth-generation Varilux® lens developed by Essilor, is the consecration of forty years of research. Essilor's engineering expertise has led to development of a product posting performances that have been validated by physiological and clinical tests on wearers, both in the company's R&D units or in cooperation with external universities and hospitals.

Surfaces produced point by point and tested to 1/100th of a diopter

Conventional surfaces were manufactured by a simple mechanical motion that could only produce spheres or tori ("donuts"). By contrast, surfaces of aspherical or progressive molds are machined point by point using numerically controlled tools, and advances in surface metrology, also developed by Essilor, now allow stringent production inspection. This is performed with measuring instruments that use the latest laser technology to offer precision on the order of 1/100th of a diopter.



A special R&D capability

The optics industry handles "small" volumes.

As an example, it uses 2,000 metric tons of polycarbonate a year compared to 90,000 for the laser-disc industry. Except in a few specialties, therefore, it does not have the technological initiative. Essilor's 450 scientists accordingly engage in an active technology watch, involving patent analysis, literature review, technical monitoring, collection of information via the EWR (Essilor Watch Report) network, and redissemination of findings throughout the company. Thanks to this approach, our research staff has produced advances in ophthalmic optics by adopting and adapting technologies from other industries with seemingly unrelated priorities.



Illustration from Varilux® advertising in the U.S. trade press

Essilor, with its Varilux® brand, is the inventor of progressive lenses for the correction of presbyopia. Its technological innovations have been made possible by advances in three disciplines where Essilor holds a decisive lead: surface engineering, surface production, and metrology (measurement and control instruments).

THE VARILUX® PANAMIC® LENS

Varilux® Panamic® is a high-end optical surface that ensures excellent peripheral vision as well as easy and rapid adjustment by minimizing such phenomena as the "swimming effect."
Launched in February 2000, it is the only progressive lens that respects the wearer's visual field while restoring non-presbyopic vision, and can be produced in 13 different materials, including a high-index 1.67.
This surface confirms Essilor's supremacy, going back more than forty years, in the presbyopia market.





ユレない見え心地
Varilux® Panamic®
バリラックス パナミック
NEW
ステイタスな逸品だから極上の快適さ。
遠近両用のプレミアムブランド。
VARILUX

Power functions

This topographical representation of power changes shows the Varilux® Panamic® design's unrivalled regularity and smoothness, which translates into a



seamless change in power between near and distance vision not only along the meridian but also on the periphery of the lens. The power profile thus changes without inverting the slope on the entire lens surface. This design is protected by eight patents.

2001 launch of Varilux® Panamic® index 1.67 in Japan

Treatments
How plastic lenses outperform glass lenses on their own ground

Anti-reflective coating

More than one-fourth of all lenses sold in the world are treated against reflection. Eliminating reflected light has several benefits: first, esthetic enhancement, by giving more direct "presence" to the wearer's eyes; second, sharper vision, by restoring the same visual contrast that would be obtained without lenses; and third, safety, by ensuring a quicker return to normal vision after exposure to dazzle.
The treatment consist in stacking four to six layers of glass with alternating high and low indices. Essilor's lead in this field is underpinned by two key assets: its software for calculating layer indices and thicknesses, and its technological process for depositing "thin" layers on the order of a millionth of a millimeter or nanometer (10^{-9} meters). Vacuum evaporation technology, which was developed for microprocessors, has been taken over and then adapted by Essilor to multi-layer treatments on complex surfaces.

Smudge-proofing

Smudges are unattractive, deteriorate vision and are even more visible on anti-reflective coated lenses, leading to the importance of developing "top coats" that prevent smudges from clinging or lessen their impact and make cleaning easier. "Top coat" treatments are based on fluorine, a molecule whose property is to reduce grease and water adherence coefficients. They have been used in our industry for six years now, and the main development challenge has been to find a way to make the molecule cling to the anti-reflective substrate.

Safety

Impact resistance is highly dependent on three factors: lens material, thickness, and coating. In the past three years, Essilor has developed a shock-proofing primer coat. Our polycarbonate lenses comply not only with ophthalmic-lens standards but also with safety-lens standards.


Indoor Light
Mid Light
Sunlight
HOW MUCH SMARTER
Ask your eyecare professional for a demonstration.
Transitions
Right in any light

Point-of-sale advertising for Transitions® Next Generation lenses in the United States

Next Generation Transitions®

More specifically designed for sensitive eyes, Next Generation Transitions® lenses, launched in early 2002, embody yet another advance in the Transitions® process, which imparts photochromic properties to plastic lenses. They provide more clarity in a normal atmosphere (up to 89% transmission), greater protection in strong light (up to 85% tinting), and faster activation (up to 70% in 30 seconds).

Plastics are far more resistant to impact than glass lenses. However, until the treatments developed by Essilor, they were not sufficiently scratch-resistant, nor could they undergo anti-reflective treatment. These treatments are often more complex and more expensive than the production of the lenses themselves. Essilor, through its proficiency in chemistry (coatings) and manufacturing (thin-layer application processes), has acquired a substantial lead in this area that offers substantial benefits to wearers.

Scratch-proofing

■ **Scratches are not only unaesthetic:** they diffuse light and deteriorate lens transparency. Plastic lenses have tender surfaces and, to protect them, Essilor has developed a combined plastic and glass treatment: a nanocomposite coating that combines the hardness of glass with the elasticity of plastic compounds. Essilor handles all the chemical stages of the coating operation, from R&D to production.

Photochromism

■ **Since the creation of the Essilor PPG joint venture in 1991,** Transitions® photochromic plastic lenses have reached their fourth generation, which provides further improvement in light transmission in the two clear and dark states of the lens.

CLEAN LENSES: IT'S MAGIC, BUT IT DOESN'T NEED WITCHCRAFT!



At last, children can finally access the best of optical technology in an entertaining way, thanks to Essilor "Harry Potter" lenses: an Airwear® polycarbonate that offers UV protection and solidity 12 times that of conventional lenses, yet is very lightweight.
Essilor "Harry Potter" lenses are also fully treated to be anti-reflective, anti-smudge, and anti-scratch.
And there's the magic touch: the "HP" initials appear when the lenses are misty or too dirty to ensure clear, comfortable vision.


Lentes Crizal. Totalmente transparentes.
As Lentes Crizal são tão invisíveis que você pode esquecer que está de óculos. Isso porque elas possuem a mais avançada tecnologia em anti reflexo. Sua camada de zircone torna as lentes ultra-resistentes a arranhões e muito mais duráveis. E, finalmente, o tratamento Top Coat, que facilita muito a limpeza das lentes. Com Crizal, você vê e é visto com muito mais clareza. Use Lentes Crizal, porque certamente o seu olhar vai estar em evidência.
essilor
www.crizal.com.br
Lentes Crizal

Advertising campaign for Crizal® in Brazil

Crizal®

A "three-in-one" process, Crizal® treats lenses against reflections and protects them from scratches and smudging. This is the "full security" treatment for corrective lenses. An exclusive Essilor process, Crizal® is always applied by Essilor's own laboratories and only on selected Essilor lenses.

Manufacturing strategy
Competitiveness and quality on a global scale

World-scale production

In all market segments, but particularly for index-1.5 unifocals and bifocals, the need to stay competitive has led Essilor to seek cost-optimized production in Asia, Brazil, and Mexico. This quest has coincided with a simultaneous increase in requirements for volume and quality. Our Bangkok plant, for example, has raised its output of anti-reflective lenses by more than 50% a year since 1997, while substantially cutting production costs.
The search for capacity also concerns high indices, which will be produced in Asia, the U.S., and Mexico. We are pursuing the same strategy for polycarbonate, where production has grown 20% a year in the past four years and, after the U.S., has begun in Thailand and France.

A more regional approach for custom-made lenses

Custom-made lenses are sold in semi-finished form to optical laboratories, which prepare the back surfaces themselves to meet prescription specifications. These lenses for presbyopia, astigmatism, and other corrections, involve exclusive Essilor processes and are usually produced in plants located very close to their final markets.



8 plants

Country, locality, date opened

North America
5 plants

United States
- Saint Petersburg, Florida - 1972
- Carbondale, Pennsylvania - 1995
- Dudley, Massachusetts - 1995

Mexico
- Chihuahua - 1985

Puerto Rico
- Ponce - 1986

South America
1 plant

Brazil
- Manaus - 1989

In 2001, Essilor produced 160 million lenses to 160,000 different specifications, at an average of one thousand lenses per specification. Our company stands at the crossroads of mass production and customized fabrication. We must therefore continuously adapt our manufacturing strategy to enhance competitiveness and meet the quality requirements for each type of lens and material that we produce.

Logistics and processes: cutting inventories

■ **Controlling and reducing inventory levels is crucial for an industry that manages so many individual products.** For this purpose, Essilor invests in information systems and in supply-chain optimization—which involves a reduction in server inventories and direct delivery by plants to selected subsidiaries. The new processes are aimed at making prescription lenses to order, while minimizing the need for inventories.


Europe
6 plants

Ireland
- Ennis - 1991
- Limerick - 1974

France
- Dijon - 1972
- Ligny en Barrois (Les Battants) - 1959
- Mouy - 1972
- Sézanne - 1974


Asia-Pacific
6 plants

Philippines
- Mariveles - 1980
- Laguna - 1999

Thailand
- Bangkok - 1990

China
- Shanghai - 1997

India
- Bangalore - 2000

Nikon Essilor plant

Japan
- Nasu - 1979

Laboratories

Combining production and local service

Laboratories: doing the utmost to satisfy opticians

When a prescription laboratory receives an order for a pair of lenses from its optician customer, the optician has already sold them to its own end-user—the wearer—who needs the lenses to regain vision quality and living comfort. The order is thus always urgent.

Laboratories work on a just-in-time basis. To offer reliable, consistent service to their optician customers, they must be capable of managing very wide swings in demand both on a weekly basis and during the year.

As all satisfaction surveys among opticians demonstrate—in Europe, the U.S., and Asia—what opticians expect most from their prescription laboratories, after lens quality, is consistent on-time delivery.

Laboratories must therefore reconcile production requirements, quality standards, cost control, and customer service satisfaction—despite swings in orders that can reach up to 50% of their average sales volume.

Europe: a community of laboratories

Essilor's European laboratories have been traditionally close to their national customers. Only a few years ago, they were still producing all types of lenses—plastic and glass—as well as performing related treatments. With the growth in lenses made of high-index materials or requiring complex treatments based on new technologies, we have organized these laboratories into a European network to facilitate exchanges between countries.

This network ensures a continuous presence near our customers—and thus a high level of service. It also enables us to concentrate new technologies in selected, internationally-dedicated laboratories across Europe.

In addition, our European laboratory network represents a secure supply chain for opticians thanks to highly-efficient delivery logistics.

161 Essilor laboratories NOW COVER NEARLY ALL OPHTHALMIC-LENS MARKETS AROUND THE WORLD


99
3
33
26

North America[1] | South America | Europe | Asia-Pacific[2]

This Essilor network is also reinforced by numerous independent laboratories that distribute Essilor products and those of the Nikon Essilor joint venture. Essilor thus has a locally-organized network for all opticians worldwide.

(1) …6 in the U.S. and 23 in Canada.
(2) Including Nikon Essilor in Japan and 14 laboratories in Australia and New Zealand.

Prescription laboratories take up where our production plants leave off, customizing semi-finished lenses to the wearer's ophthalmic correction requirements. Laboratories are thus involved in several stages of the production process. The first is lens surfacing, i.e., machining the back surface to obtain the correction prescribed by the ophthalmologist. Next come the treatments to enhance the lenses with a wide variety of properties such as tinting, scratch resistance, or better contrast vision.
The last step is to edge the lens for mounting in the frame.

United States: first steps toward a laboratory network

Until their recent acquisition by Essilor, U.S. laboratories were independent units using standard technologies acquired from their equipment suppliers. Now part of Essilor, the laboratories are being gradually reorganized into the Essilor Laboratories of America network. At the same time, however, they will keep their long-standing ties with their customers in the optics profession.
The U.S. restructuring follows the same broad principle as the European organization, i.e., a network of local laboratories linked to regional or national laboratories that implement Essilor-developed advanced technologies. This system makes the technologies easily available to customers of all Essilor network laboratories without requiring a complex, costly installation on all sites.

Latin America, Asia-Pacific: technological deployment in progress

Apart from the Nikon Essilor laboratory in Japan, Asian prescription laboratories are much smaller than their counterparts elsewhere.
To distribute the most advanced Essilor lenses in Asia, we therefore need to adapt our latest technologies to a smaller scale while preserving the level of sophistication that will guarantee Essilor brand quality.
Once this step is completed, we gradually deploy prescription technologies in all laboratories. Australia and Brazil are the most recent examples, soon to be followed by China and Indonesia.


Vacuum treatment

Better products, better service: the challenge for laboratories

Laboratories must continuously improve the service they offer to their optician customers, in particular with respect to information on order-fulfillment status, punctual delivery, and assistance in defining technical solutions to all correction needs. At the same time, they must guarantee the level of quality associated with the Essilor brand. And this dual challenge must be met despite the growing sophistication of technology and the need to curb costs in order to maintain maximum competitiveness on a global scale.
High-growth lenses are precisely those that embody the most advanced technologies, such as Airwear® in polycarbonate, Transitions® lenses, and Thin & Lite® 1.67—together with Crizal® treatments, which combine several advantages for consumers such as scratch-proofing, reduction of parasite reflections, and surface treatments for easier maintenance.

Environmental protection
A civic ethic

Implementing environmental management systems

After the ISO 14001 certifications of our plants in Ireland and Brazil, 2001 saw the certification of the Ligny en Barrois lens factory in France. Seven plants are currently applying for certification: five of them should receive it in 2002. Our Indian plant, in addition, although not included in the ISO 14001certification process, undergoes an annual audit that enables it to take environmental parameters effectively into account.
We also carried out a program to update regulation compliance in France and extended it to other countries, despite the fact than no Essilor plant is classified as "Seveso," i.e. vulnerable to a major hazard. In 2001, we achieved the near-elimination of halons—still officially allowed—in fire-extinguishing systems. Glycol ethers have been replaced by products that are safe for human health. The use of methylene chloride has been definitively abandoned in several plants, and the Dijon site has also stopped using trichlorethylene. Nearly all transformers containing PCBs (polychlorinated biphenyls) have been replaced.

Reducing the consumption of water and electricity

Essilor has implemented several programs to reduce water consumption either through lower use or through recycling.
In France, for example, the Ligny en Barrois plant has cut consumption by 26% and the Dijon plant by 35%. In Mexico, our plant saved 23,500 cubic meters thanks to water recycling in several processes, and in the U.S. our Dudley plant recycles the water from the coating shop to the cooling towers of the air conditioning system. In Germany, the Freiburg laboratory performs a complete recycling of machining water in a virtually closed circuit.
We also achieved sizable cuts in electricity consumption in 2001: 10% in Puerto Rico, 26% in Ennis (Ireland), and 29% in India. In the U.S., our Saint Petersburg plant saved 3 million kWh, the Carbondale plant installed energy-efficient motors, and the Dudley plant upgraded its compressed-air production system.

Emission and waste management

Water

Most Essilor production facilities have their own wastewater treatment plants. Our Indian facility recycles the water treated by its plant, and its quality makes it fit for use in lawn watering.

Solid waste

A great majority of our industrial and commercial sites have set up highly selective waste-sorting systems. This approach also generates large savings. To mention only two of many examples, Ennis (Ireland) has cut its consumption of acetone by 26% and of sodium chloride by 70%; our Mexican plant has reduced its consumption of corrosive products by 35%. In Germany, we introduced processes to regenerate and re-use polishing products. In Sweden, new processes separate cutting oil from machining chips—which considerably lengthens the oil's useful life. In Saint Petersburg (U.S.), an intranet site was created to manage the use-by dates for chemical products, a move that has saved 23 metric tons.

Essilor and all its units around the world have long been committed to respecting the environment. Although we are among the least polluting industrial companies, we are dedicated to implementing an environmental management system that aims to minimize the impact of our activities in terms of resource depletion and waste emissions.

■ Air

Most sites have implemented systems for testing gas emissions. Meanwhile, several programs have reduced such emissions. In the U.S., the Saint Petersburg plant has cut its emissions of VOCs (volatile organic compounds) by 50 metric tons in three years, and the Dudley plant has lowered its VOCs by 21%. To improve gas emissions, three of our French facilities have altered their heating systems and replaced fuel oil with city gas.



Industrial-waste plant at the Ligny en Barrois (Les Battants) factory in France

ISO 14001 CERTIFICATION

Certified plants

Ireland
- Ennis
- Limerick

Brazil
- Manaus

France
- Ligny en Barrois (Les Battants)
- Sézanne

Plants in the process of being certified

France
- Dijon

United States
- Saint Petersburg - Florida
- Dudley – Massachusetts
- Carbondale – Pennsylvania

China
- Shanghai

Philippines
- Laguna

Thailand
- Bangkok

Human resources
Essilor, a global enterprise

Essilor, a responsible enterprise

Essilor is committed to strict compliance with social and environmental regulations, and to fostering personal development, in all countries where we have a workforce responsibility.
Essilor is also engaged in maintaining constructive dialogue with bodies representing employees and with labor unions wherever they exist.

Highlights for 2001 include:

In France
- The agreement obtained on the improvement of supplementary health-insurance coverage and provident insurance for employees in two major categories.
- The negotiation launched on the prevention of all forms of discrimination among employees.

In Spain, an innovative agreement on working time that allows employees to work on designated holidays in order to improve service to other Essilor companies in Europe.

Essilor, a job-creating enterprise

As a creator of production jobs in countries such as Thailand and China, Essilor offers new employees intensive training in order to build up their competencies over the long term. We strive to create working conditions that enhance job content and thus foster loyalty among our skilled staff.
Newly-hired employees accordingly attend training programs for 15-25% of their working time in their first year, depending on the position filled; special training is provided for any later job changes.
Working conditions and safety and ergonomics standards in our Asian plants are equivalent to those of our European and North American units.
In France and the U.S., engineering and managerial jobs are being added to general administration departments, engineering departments, and R&D facilities. The new jobs involve responsibilities in, or management of, international projects that bring together women and men from different backgrounds and cultures. We are therefore gradually introducing multi-cultural training programs aimed at helping teams to work in harmony.



Personnel of the Laguna plant in the Philippines

Workforce (breakdown by area)



In 2001, restated for the sale of our contact-lens business (approximately 600 employees), Essilor's workforce rose 3% owing to the acquisition and/or integration of laboratories in the United Kingdom and India.

In the past decade, the Essilor workforce has grown by an average 5% a year. One-third of the growth comes from hirings, mainly in Asian plants; two-thirds is due to acquisitions in North America, Australia and, to a lesser extent, India and Europe.

What are the consequences of these changes on Essilor's human-resource policies?

Essilor, a multi-cultural enterprise

■ **Essilor is doubly multi-cultural**—by its geographic reach, and through the acquisition of companies that each have their own specific history.

The integration of new companies most often entails the implementation of new technologies and procedures, as well as a renewal of information systems. These changes are conducted, however, with a respect for existing teams and their distinctive cultures, as well as by keeping on and motivating their management teams.

Essilor's decentralized management culture helps foster commitment by the company's newcomers. The diversity of this continuously-replenished community, in turn, strengthens our own corporate and executive-team cultures.

A dedicated information program is aimed at developing employees' sense of affiliation with Essilor while preserving their local identities, including:

• A four-monthly information magazine in English, French, and Spanish on the company and its units that is distributed to the entire workforce.

• Some fifty local magazines that highlight the distinctive features of each facility and its employees' culture.

• And, after France, an intranet information site opened by Essilor's U.S. units for their employees in 2001.

MOTIVATION AND RESPONSIBILITY

The history of Essilor and its culture merge with a long tradition of employee shareholding, particularly among managerial staff, going back to the company's beginnings in the mid-nineteenth century.

Today, more than 25% of all employees worldwide—including nearly one-half of the management—own shares in their company under various forms. Current and retired management shareholders are active in Valoptec Association, which takes part in key Essilor decisions and is represented on the Board of Directors.

At Essilor, we view this large employee stakeholding as a force for responsibility, stability, and commitment.

A new stock-option plan was introduced in 2001 as an incentive for management to create value for Essilor and to acquire stakes in the company. In 2001, options were granted to almost 35% of our executives, or 6% of the total workforce, 55% of whom work outside France.

Essilor is aware of the value of its unique human capital, and strives to leverage this asset while respecting its diversity.


North America 40%
France 21%
South America/Asia 21%
Other European countries 18%

The geographical distribution of Essilor's [illegible]2,300 employees (including 1,700 in Transitions Optical Inc. and Nikon Essilor) illustrates the global dimension of our human community.



Management review

Financial statements

Additional information

2001

FINANCIAL HIGHLIGHTS

(EUR million)	2001	2000	%
Sales	2,070.4	1,978.4	+4.6
Operating income	310.6	274.1	+13.3
Income before non-operating items and tax	233.3	223.3	+4.5
Net income	142.6	135.4	+5.3
Cash flow	286.4	273.4	+4.8
Earnings per share (EUR)	1.43	1.29	+10.9

Essilor's results for 2001 provide further evidence of the company's underlying strength and the ongoing buoyancy of the optical market. Despite difficult economic and political conditions in certain regions of the world, business grew at a steady rate throughout the year, with no loss of momentum in the second half.

These results testify to the effectiveness of the company's strategy of carving out a strong position in the high technology lens segment and steadily extending Essilor's geographic reach. In 2001, this strategy delivered further market share gains in all of Essilor's geographic markets.

Lastly, Essilor completed its strategic refocusing by divesting the contact lens business—representing around 4% of total sales—at the beginning of the year and selling its 44% minority interest in the Logo frame business at the end of the year.

Highlights of 2001 included:

• In the United States, strong growth in operating income, reflecting greater manufacturing and distribution efficiencies coupled with an improvement in the US laboratories' margins. During the year, a multi-annual reorganization and restructuring plan was launched.

• In Japan, better-than-forecast results from the Nikon Essilor joint venture which has gotten off to a very good start.

• In Europe, robust performances in line with the pattern established in prior years.

• In emerging markets, including China and India, further volume growth confirming the company's strong market positions.

Operating margin rose by 1.1 point to a record high 15%.

During the year, Essilor also demonstrated its ability to rapidly pay down debt, cutting its net debt-to-equity ratio to 27% at year-end 2001 from 44% one year earlier.

Overall, in its first year without Compagnie de Saint-Gobain as principal shareholder, Essilor turned in an excellent operating performance, testifying to the quality of its strategy.

ESSILOR'S POSITION IN THE OPHTHALMIC PRODUCTS MARKET

The global corrective lens market is expanding at a steady 4% per year. Factors that are driving the market include demographic growth, the graying of the population and the increasing number of people in developing countries who are now able to afford vision improvement.

Consumers are looking for increasingly attractive, light and comfortable lenses. As a result, demand for high-end lenses is growing at a faster rate than that for standard products, with sales rising by some 8% to 10% per year. The most buoyant segments are:

• High index and polycarbonate lenses.

• Progressive lenses.

• Anti-reflection coatings and photochromic lenses.

Essilor spends the equivalent of 4% of total sales on research and development. The R&D centers in Europe, the United States and Japan all work on global projects, thereby helping to drive progress by ensuring that advances made by one team are immediately shared with the others. In 2001, the R&D teams continued to focus on enhancing product performance for corrective-lens wearers. The main projects concerned:

• Materials, with the development of 1.67 index lens production processes and improved scratch-resistant coatings.

• Optical properties, with the development of improved progressive lens designs and a new anti-reflection coating.

The company's partners—Japan's Nikon in the area of high index lenses and US-based PPG in variable-tint lenses—have played a key role in building Essilor's technological advances.

PRODUCTS

Essilor specializes in ophthalmic lenses, which currently account for 95% of sales.

(EUR million)	**2001**	2000	1999
Corrective lenses and lens-related products	1,961.1	1,828.3	1,518.7
Other products [1]	109.3	150.1	143.1
Total	**2,070.4**	**1,978.4**	**1,661.8**

(1) 1999: other products = instruments, luxury frames and contact lenses.
(1) 2000: other products = instruments and contact lenses.
(1) 2001: other products = mainly instruments.

In 2000, Essilor launched the fifth-generation Varilux® Panamic® progressive lenses, which enhance peripheral vision and offer immediate comfort without any adaptation period.

In 2001, the company unveiled another family of progressive lenses for BBGR, Essilor's second largest network.

2001 also saw the European launch of an ultra-high 1.67 index lens. The new lens, which joins the Airwear® polycarbonate lenses at the high end of the market, has been very well received by both independent opticians and optical chains.

In addition, Transitions has developed Next Generation Transitions®, a new range of photochromic lenses which adapt even more rapidly to light changes. Next Generation Transitions® were launched at the beginning of 2002 in the US market.

THE NIKON ESSILOR JOINT VENTURE

Nikon Essilor, a 50/50 joint venture between Essilor and Japan's Nikon, went from strength to strength in 2001.

The joint venture operates primarily in Japan, where business growth outstripped that of the market as a whole. The strategy initiated in 2000 was successfully pursued in 2001. Several products were launched, including the Presio-i Nikon® 1.74 index progressive lens —the highest index organic lens available anywhere in the world—and the Varilux® Panamic® 1.67 index lens.

Nikon® brand products, which are now distributed in Europe, the United States and Asia, enjoyed strong international sales growth, helped by the success of the 1.67 and 1.74 index lenses.

Overall, Nikon Essilor's excellent sales performance in both the domestic and international markets delivered high earnings far more quickly than originally expected.

SALES PERFORMANCE IN THE COMPANY'S KEY MARKETS

Consolidated sales—based on a comparable company structure and at constant exchange rates—increased by 5.6%, outstripping the rate of growth in the global optical market. This performance is attributable to Essilor's strong position in the most buoyant market segments, in terms of both materials and surfacing (coatings and anti-reflection coatings).

In Europe (representing 43.3% of consolidated sales) Essilor achieved 6.2% like-for-like sales growth, thanks primarily to its solid market shares in countries where the company has a long-standing presence. Sales in Germany, the United Kingdom, Austria and Eastern Europe were particularly satisfactory. Essilor deepened its presence in the UK market by acquiring the Dollond & Aitchison (D&A) laboratories. This agreement provides a further demonstration of the strategic benefits derived from partnerships that allow lens manufacturers to share their increasingly advanced technological expertise with optical chains.

The company also took initiatives to reorganize its laboratory network, by closing two small laboratories in Ireland and Denmark, launching the construction of a new laboratory in Poland and extending the Portuguese unit in Lisbon, which is now the Essilor's most international laboratory.

In North America (representing 47.3% of consolidated sales), like-for-like sales expanded by 3.8%, exceeding market growth in both Canada and the United States. Despite the events of September 11, 2001 in the United States, sales rose strongly in the fourth quarter, providing further evidence of the momentum enjoyed by high technology products. This resilient performance was attributable to the quality of the company's products and services and its sharp competitive advantage in the anti-reflection coated lens segment.

Strong North American sales growth was accompanied by a marked improvement in profitability, reflecting the initial benefits of the productivity program spanning several years that was launched during 2001. The program is designed to achieve productivity gains throughout the organization, not only in production and distribution but also at the US laboratories. A major project has been launched to rationalize, automate and modernize the laboratories, paving the way for the introduction of new surfacing and anti-reflection coating technologies.

VisionWeb, the Internet platform set up by Essilor in the United States to serve all players in the optical industry, was launched on a trial basis at the end of 2001. The platform has attracted considerable industry interest, as evidenced by the fact that VisionWeb's founder shareholders, Essilor and Johnson & Johnson Vision Care, Inc., have already been joined by two new partners, Allergan and Jobson Publishing.

In Latin America (representing 3% of consolidated sales), Essilor is continuing to build market share, especially in Brazil, Mexico, Argentina and the Caribbean, where the company has a long-standing presence. Progressive lenses, polycarbonate lenses and anti-reflective lenses were in strong demand in these markets in 2001. Essilor's sales rose sharply in local currency, thanks in part to the strengthening of sales teams. In view of the size of the Argentina business, the economic crisis in this country did not have a significant adverse impact on Essilor's consolidated financial statements.

In the Asia-Pacific region (representing 6.1% of consolidated sales), the company is rapidly building on its fairly modest presence, achieving double-digit sales growth in countries such as China and India which represent the growth drivers of the future. In Australia, one of Essilor's key markets in the region, sales were boosted by the installation of new surfacing technologies in the prescription lens laboratories.

INVESTMENTS

(EUR million)	**2001**	2000	1999
Capital expenditure, net	120.1	158.2	148.5
Depreciation and amortization (excluding amortization of goodwill)	118.3	112.0	95.6
Financial investments	56.8	335.2 [1]	43.3
Cash flow	286.4	273.4	240.9

(1) Including EUR 205 million for the buyback of 7% of the company's shares.

In 2001, the company scaled down its investment program after two years of very high spending.

Capital expenditure projects included:

• Laboratory modernization projects in Europe and the United States, including the installation of new technologies and new information systems to boost productivity.

• Plant maintenance projects and capacity extensions, primarily in Asia, including an increase in polycarbonate lens production capacity in Thailand and the construction of a production line for 1.67 ultra-high index lenses in the Philippines.

Financial investments totaled EUR 56.8 million, including a EUR 19.8 million contribution to the share issue carried out by Christian Dalloz in connection with its merger with Bacou.

Last year's 4.8% growth in cash flow to EUR 286.4 million, coupled with tight control over working capital, paved the way for a EUR 145 million reduction in net debt to EUR 321 million, representing a net debt-to-equity ratio of 27% versus 44% at the 2000 year-end.

Sources and uses of funds (EUR million)


120
Capital expenditure
3
Change in working capital
Cash flow
302
41
Dividends
57
Financial investments
145
Decrease in net debt
Employee share issue
26
Proceeds from disposals of property, plant and equipment and investments
38
Sources
Uses

FINANCIAL INFORMATION

Operating income climbed 13.3% to EUR 310.6 million, lifting operating margin to a record high of 15%. This strong growth was fueled by:

• Productivity gains throughout the company's plants and distribution subsidiaries, and a shift in product mix towards higher value-added products.

• Improved margins in the United States, reflecting the initial benefits of the rationalization and reorganization program launched at the beginning of the year.

• The excellent performance of the Nikon Essilor joint venture, which is not yet a major contributor to company earnings but has gotten off to a very good start.

Net interest expense came to EUR 48.3 million, reflecting significant interest expense in the early part of the year when company borrowings were still high.

Non-operating expenses amounted to EUR 29 million:

• Divestment of Essilor's 44% interest in Logo generated a loss of EUR 11 million and the company also booked a EUR 3 million loss on the sale of its contact lens business.

• The reorganization measures to improve the profitability of company businesses in the United States and Europe generated costs of around EUR 7 million in 2001.

• Costs related to the development of VisionWeb in the United States amounted to EUR 8 million.

Income before exceptional items and tax rose 4.5% to EUR 233.3 million. The growth rate was lower than for operating income due to the increase in non-operating expenses compared with 2000 and the rise in interest expense fueled by the high level of borrowings in the early part of the year.

At year-end 2000, Essilor's net debt-to-equity ratio stood at 44% following the buyback of 7% of the company's shares in conjunction with Compagnie de Saint-Gobain's sale of its interest. In the space of one year, Essilor succeeded in bringing the ratio down to 27%, thanks to the high level of cash flow generated in 2001 and the company's selective approach to new investment.

Net income stood at EUR 142.6 million, an increase of 5.3% on 2000. Earnings per share rose at a faster rate of 10.9% to EUR 1.43, following cancellation of 6% of Essilor shares during 2001.

Shareholder information and information about the capital

CHANGES IN CAPITAL IN 2001

There were a number of changes in the company's capital during 2001:

• Following the 2000 buyback of 7% of the company's shares from Compagnie de Saint-Gobain, in 2001 the company canceled 6% of its shares (638,001 common shares and 3,026 preferred non-voting shares).

• In connection with the conversion of the capital into euros, on March 22, 2001, the capital was increased by EUR 4,522,262 to EUR 35,093,635.

• A total of 38,118 preferred non-voting shares were exchanged for the same number of common shares issued for this purpose, and a further 15,274 preferred non-voting shares not tendered to the Public Exchange Offer between July 16 and August 3 were bought back on the market. All of the 53,392 preferred non-voting shares held in treasury stock were canceled on September 12, 2001, leading to a EUR 186,872 reduction in capital.

• On September 17, 2001, a ten-for-one stock-split was carried out, leading to a reduction in the par value of the shares to EUR 0.35.

• During the year 508,241 new common shares were issued on exercise of stock options, leading to a EUR 177,884 increase in capital.

• Lastly, 452,860 shares were issued to the Essilor 5 and 7-year Corporate Mutual Funds. The issue price of the shares was set at 80% of the average of the opening prices quoted for Essilor common stock over the twenty trading days preceding the Board Meeting at which the share issue was decided.

OWNERSHIP STRUCTURE at December 31, 2001

At December 31, 2001, the company's capital stock amounted to EUR 35,376,561.85, divided into 101,075,891 common shares with a par value of EUR 0.35.

	Shares	%	Voting rights	%
Employee shareholders (in France and outside France)				
• Valoptec International corporate mutual fund	5,547,500	5.5	11,095,000	10.2
• Essilor 5 and 7-year corporate mutual funds	2,567,810	2.5	4,337,719	4.0
• US stock purchase plan	282,517	0.3	282,517	0.3
Subtotal	**8,397,827**	**8.3**	**15,715,236**	**14.5**
Public	91,678,064	90.7	92,835,849	85.5
Treasury stock	1,000,000	1.0	–	–
Total	**101,075,891**	**100**	**108,551,085**	**100**

To the best of the Board's knowledge, no shareholder other than the Valoptec International corporate mutual fund holds over 5% of the voting rights.

Stock subscription options at December 31, 2001

		Including in 2001
Options granted	3,962,360	180,660
Options canceled	140,390	103,760
Options exercised	837,191	508,241
Options outstanding	2,984,779	

Representing 2.95% of the company's capital stock at December 31, 2001.

Stock purchase options at December 31, 2001

		Including in 2001
Options granted	670,250	670,250
Options canceled	0	0
Options exercised	0	0
Options outstanding	670,250	

Representing 0.66% of the company's capital stock at December 31, 2001.

The option exercise price is based on the average of the opening prices quoted for the company's shares over the twenty trading days preceding the date on which the option grants are decided by the Board. No options are granted at a discount to this average market price.

TREASURY STOCK

At December 31, 2001, Essilor held 1,000,000 shares in treasury stock, representing 0.99% of the capital. Out of the total, 670,250 are being held for attribution on exercise of the same number of stock purchase options granted by the Board of Directors to company employees on November 14, 2001, using the shareholder authorization given at the Shareholders' Meeting of January 18, 2001.

Company accounts and appropriation of 2001 income

The parent company's summarized income statement for 2001 is presented below:

(EUR million)	2001	%
Sales	576	-2
Operating income	42	-38
Operating margin	7.2 %	-
Income before non-operating items and tax	96	-24
Net income	86	-19

The dip in the parent company's sales stems from the divestment of the contact lens business in February 2001. Excluding this business, sales edged up 0.2%, reflecting higher instrument sales in France and in export markets.

The sharp drop in operating income is primarily attributable to logistics platform operations. This activity generated high profits in 2000 with the launch of Varilux® Panamic® lenses, whereas in 2001 the strong dollar pushed up the cost of lens purchases from plants in Asia and the United States. 2001 operating income was also charged with costs related to the switch to the euro, the development of new technologies and the launch of the latest generation of IT products for customers.

Dividend income from subsidiaries more than offset interest expense, despite the high level of borrowings in the early part of the year following the buyback of 7% of the company's shares.

Net income for the year contracted by 19%, after taking into account the loss on divestment of the company's interest in Logo, which was partly offset by the gain on the sale of the contact lens business.

The Board of Directors will recommend an increase in the net dividend from EUR 0.39 to EUR 0.41 per common share. Including the avoir fiscal/tax credit, the total revenue will amount to EUR 0.61 per share.

The recommended dividend represents a payout rate of approximately 29% of consolidated net income, which is in line with the average among quoted companies. The increase of just over 5% in the net dividend per share is in line with the growth in earnings per share.

The dividend will be paid as from May 28, 2002, in cash only.

2001 INCOME APPROPRIATION

(EUR)			
Net income for the year		85,606,005.47	
Retained earnings brought forward from prior year		5,416,462.54	
Appropriation to the legal reserve		297,701.44	
Transfer from the long-term capital gains reserve		28,327,216.62	
Income available for distribution			**119,051,983.19**
Transfer to the long-term capital gains reserve		**12,037,169.98**	
Dividends			
First dividend	2,122,593.71		
Additional dividend	38,908,521.60		
Total dividend	**41,031,115.31**	**41,031,115.31**	
Dividend equalization tax		5,167,170.85	
Transfer to other reserves		55,000,000.00	
Unappropriated retained earnings		5,816,527.05	
			119,051,983.19

Dividends paid in the last five years are as follows:

(EUR)	2000	1999	1998	1997	1996
Common shares [1]					
Net dividend	3.90	3.40	3.20	2.59	2.21
Tax paid in advance	1.95	1.70	1.60	1.30	1.11
Total revenue	5.85	5.10	4.80	3.89	3.32
Preferred non-voting shares					
Net dividend	4.02	3.52	3.32	2.71	2.33
Tax paid in advance	2.01	1.76	1.66	1.36	1.17
Total revenue	6.03	5.28	4.98	4.07	3.50

(1) Before 10-for-1 stock-split carried out in 2001.

Financial authorizations

At the Annual Shareholders' Meeting, the Board of Directors will be seeking renewal of an earlier authorization to use the authorizations given at the May 3, 2001 Shareholders' Meeting while a tender offer for the company's shares is in progress, as follows:

- Authorization to issue shares and share equivalents, with pre-emptive subscription rights (maximum: EUR 450 million);
- Authorization to issue shares and share equivalents, without pre-emptive subscription rights but with a priority subscription period (maximum: EUR 450 million);
- Authorization to issue bonus shares to be paid up by capitalizing income, additional paid-in capital, reserves or other amounts (maximum: EUR 80 million).

Shareholders' meetings

The Annual and Extraordinary Shareholders' Meeting will be held on :

Monday, May 13, 2002, at 4:00 p.m.,
at Pavillon Gabriel
5, avenue Gabriel – 75008 Paris

Outlook

Essilor is holding firm to its strategy and expects to achieve like-for-like sales growth of 5% to 6% in 2002, in an economic and competitive environment that looks set to remain unchanged compared with 2001.

Sales should be boosted by the launch of new products, including the Next Generation Transitions® lenses.

Having restored its financing capacity, Essilor will be on the look-out for expansion opportunities, through external growth or otherwise.

During 2002, the company will also pursue its program to boost productivity, in order to achieve further earnings growth.

Thanks to its strong fundamentals, high quality product strategy and global reach, Essilor is looking to the future with renewed confidence.

The Board of Directors would like to thank the Executive Committee and all of the company's employees for the quality of their work and their achievements over the past year.

The Board of Directors

Appendices: Information about Directors and Officers is provided in the section "Directors, Officers and Auditors".

Consolidated financial statements

Key financial data
year ended December 31, 2001

(EUR million, except for per share data)

	2001	2000	1999
Income statement			
Sales	2,070	1,978	1,662
Operating income	311	274	229
Income before non-operating items and tax	233	223	193
Net income	143	135	121
Basic earnings per share [1]	1.43	1.29	1.16
Diluted earnings per share [1]	1.43	1.29	1.15

Balance sheet

	2001	2000	1999
Capital stock	35	32	32
Shareholders' equity	1,207	1,047	1,147
Net debt	321	466	164
Fixed assets, net	1,199	1,204	1,014
Total assets	2,149	2,131	1,846

(1) After 10-for-1 stock-split.

Consolidated income statement
year ended December 31, 2001

(EUR thousand)

	Note	2001	2000	1999
Sales	3	2,070,379	1,978,419	1,661,810
Production transferred to inventory		390	10,613	4,523
Production of assets for own use		22,286	31,102	40,834
Production		**2,093,055**	**2,020,134**	**1,707,167**
Purchases of materials and change in inventory		425,321	419,418	359,893
Other purchases		470,391	480,790	408,960
Added value		**1,197,343**	**1,119,926**	**938,314**
Taxes, other than income tax		41,425	32,448	28,926
Personnel expenses		723,213	698,199	591,370
Gross operating income		**432,705**	**389,279**	**318,018**
Depreciation, amortization and provisions, net		-117,597	-109,306	-81,078
Other income/expense, net		-4,509	-5,903	-8,046
Operating income		**310,599**	**274,071**	**228,894**
Net interest expense	4	**-48,298**	**-41,296**	**-29,587**
Non-operating expense, net	5	**-29,007**	**-9,489**	**-5,985**
Income before non-operating items and tax		**233,294**	**223,286**	**193,322**
Corporate income tax	6	69,218	62,464	50,194
Net income of fully consolidated companies		**164,076**	**160,822**	**143,128**
Net income of companies accounted for by the equity method		2,647	3,735	-524
Amortization of goodwill		23,927	28,450	19,932
Minority interests		220	666	1,833
Net income		**142,576**	**135,441**	**120,839**
Earnings per common share (EUR) [1]		1.43	1.29	1.16
Weighted average number of common shares, excluding treasury stock [1] (thousands)		99,409	104,424	103,756
Diluted adjusted earnings per share (EUR) [1]		1.43	1.29	1.15
Diluted weighted average number of common shares, excluding treasury stock (thousands) [1]		99,833	105,087	104,478

(1) Earnings per share and the number of shares have been calculated after the 10-for-1 stock-split carried out in 2001.

Consolidated statement of cash flows

year ended December 31, 2001

(EUR thousand)

	2001	2000	1999
Net income	142,796	**136,108**	**122,672**
Income from companies accounted for by the equity method, net of dividends received	-2,367	-3,498	760
Depreciation, amortization and provisions	146,007	140,801	117,446
Cash flow	286,436	**273,411**	**240,878**
Change in deferred taxes	-3,787	-13,376	-15,004
Change in provisions for contingencies and charges	4,450	8,629	199
Gains and losses on asset disposals	16,131	1,393	1,072
Investment grants written back to income	-72	-92	-235
Decrease/increase in inventories	2,887	-25,084	-41,713
Decrease/increase in receivables and deferred charges	-38,961	-50,530	-56,039
Increase/decrease in payables and deferred income	15,356	76,949	21,142
Increase/decrease in accrued interest	-664	2,495	-2,111
Net cash provided by operations	281,776	**273,795**	**148,189**
Capital expenditures	-127,456	-181,758	-153,777
Disposals of assets	45,107	11,619	5,222
Acquisitions of shareholdings and new loans extended	-37,112	-326,818	-52,290
Repayments of loans	1,034	2,356	1,964
Net cash used by investment activities	-118,427	**-494,601**	**-198,881**
Issuance of shares	25,988	10,428	45,548
Dividends paid to:			
- Essilor SA shareholders	-41,153	-35,958	-32,744
- Minority shareholders in subsidiaries		-1,107	-1,491
New borrowings raised/repayment of borrowings	-135,991	243,841	4,338
Impact of changes in scope of consolidation	-12,184	7,361	-10,714
Net cash provided by/for financing activities	-163,340	**224,565**	**4,937**
Change in cash and cash equivalents	9	**3,759**	**-45,755**
Cash and cash equivalents at beginning of year	55,988	63,346	78,876
Impact of exchange rate changes on cash and cash equivalents	470	-11,117	30,225
Cash and cash equivalents at end of year	56,467	**55,988**	**63,346**
Marketable securities	22,131	53,720	20,259
Cash	73,987	58,115	89,542
Short-term bank loans and overdrafts	-39,651	-55,847	-46,455

Consolidated balance sheet

year ended December 31, 2001

Assets (EUR thousand)

	Note	2001	2000	1999
Intangible assets	7	132,389	120,829	100,163
Goodwill	8	356,767	399,447	332,318
Property, plant and equipment	9	572,026	572,185	485,714
Fixed assets, net		**1,061,182**	**1,092,461**	**918,195**
Investments in companies accounted for by the equity method		77,315	67,207	61,721
Other long-term investments	11	60,328	44,624	33,680
Other non-current assets		**137,643**	**111,831**	**95,401**
Inventories and work in progress	12	348,386	351,273	326,189
Advance payments to suppliers		10,135	7,551	4,493
Operating receivables	12	399,795	374,760	322,854
Deferred tax assets	6	54,893	51,106	37,730
Other receivables		27,204	10,406	18,483
Capital subscribed, called, unpaid		0	2,225	914
Marketable securities	14	22,131	53,720	20,259
Cash		73,987	58,115	89,542
Prepayments and other assets		11,377	14,607	10,142
Current assets		**947,908**	**923,763**	**830,606**
Deferred charges	13	2,665	2,827	1,558
Total assets		**2,149,398**	**2,130,881**	**1,845,760**
Commitments received	19	18,894	2,921	2,939

Liabilities and shareholders' equity (EUR thousand)

	Note	**2001**	2000	1999
Capital stock		35,377	32,399	32,251
Additional paid-in capital		149,888	308,119	297,838
Reserves		795,895	703,078	622,731
Treasury stock		-27,498	-204,961	
Cumulative translation adjustment		111,127	72,763	73,264
Net income		142,576	135,441	120,839
Shareholders' equity	15	**1,207,365**	**1,046,839**	**1,146,923**
Minority interests	16	1,724	773	8,646
Minority interests in income		220	666	1,833
Total shareholders' equity and minority interests		**1,209,309**	**1,048,278**	**1,157,402**
Provisions for pensions and other post-retirement benefits		49,190	45,338	40,472
Provisions for contingencies and charges		30,195	31,219	22,987
Total provisions	17	**79,385**	**76,557**	**63,459**
Borrowings	18	417,421	578,114	273,922
Advances and deposits received from customers		3,484	4,016	2,800
Operating liabilities		395,344	357,610	290,789
Miscellaneous liabilities		42,245	64,182	53,264
Deferred income		2,210	2,124	4,124
Total liabilities		**860,704**	**1,006,046**	**624,899**
Total liabilities and shareholders' equity		**2,149,398**	**2,130,881**	**1,845,760**
Commitments given	19	130,486	109,096	101,047

Notes to the consolidated financial statements

for the year ended December 31, 2001

In comparison with the notes approved by the Board of Directors, the following notes include additional information disclosed at the request of the *Commission des Opérations de Bourse*.

Note 1: accounting policies

GENERAL

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles.

The consolidated financial statements of Essilor International do not comply with the following accounting standards formulated by the International Accounting Standards Committee (I.A.S.C.) and are therefore not in compliance with IAS 1 (revised) "Presentation of Financial Statements":

• Intangible assets: intangible assets include trade marks and market shares corresponding to fair value adjustments recorded in consolidation to the net assets of companies acquired in prior years (after January 1, 1995). These assets are not amortized. If IAS 38 "Intangible assets" and IAS 22 (revised) "Business Combinations" had been applied, these trade marks and market shares would have been recorded under "Goodwill" and amortized, as they do not meet the criteria contained in IAS 38 concerning identifiable assets.

• Presentation of the financial statements: the company's share of the start-up losses of VisionWeb was recorded under "Non-operating expenses". VisionWeb was fully consolidated (100%) from January 1 to August 31, 2000 and proportionally consolidated (66.18%) up to December 31, 2000 following the sale of 33.82% of this company's capital to outside investors. In 2001, VisionWeb was proportionally consolidated based on 66.18% in January, 64.59% from February 1 to July 31 and 61.65% from August 1 to December 31. If IAS 27 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" and IAS 31 "Financial Reporting of Interests in Joint Ventures" had been applied, the company's share in the various components of operating income and expense would have been recorded line by line (see note 5).

• Financial instruments (IAS 39): Currency and interest rate hedges are not accounted for in accordance with the recommendations of IAS 39 which requires the recognition in income of gains and losses on fair value hedges and the recognition in shareholders' equity of the portion of hedges of forecasted transactions.

The principles applied by the company to account for hedging transactions are described in Note 1.

• The other standards and interpretations issued by the IASC that are applicable as of December 31, 2001 have been applied by the company.

Figures in the tables are in thousands of euro, unless stated otherwise.

CONSOLIDATION METHODS

Significant companies over which Essilor International has direct or indirect exclusive control have been fully consolidated.

Companies controlled with others have been consolidated by the proportional method.

Companies in which Essilor International holds between 40% and 50% of the capital have been accounted for by the equity method in cases where another shareholder's percent interest is greater than that held by the company.

Companies in which Essilor International holds more than 20% of the voting rights and exercises significant influence, directly or indirectly, have been accounted for by the equity method.

The consolidation criteria are described in Note 2: Changes in scope of consolidation.

The results of subsidiaries acquired or sold during the year are included in the consolidated income statement as from the date of acquisition or up to the date of disposal. In the case of a change in percent interest during the year, the company's share of income is calculated by applying:

• The former percentage to income earned up to the date on which the company's interest changes;

• The new percentage to income earned between that date and the year-end.

If Essilor International does not take up its share of a capital increase by a subsidiary, leading to a dilution of its percent interest, the operation is treated as a sale and the change in the company's equity in net assets is recorded under non-operating income.

All intercompany profits and transactions are eliminated in consolidation.

CONSOLIDATED STATEMENT OF CASH FLOWS

In the statement of cash flows:

• Cash flow is defined as the sum of net income of fully consolidated companies, depreciation, amortization and provision expenses (other than provisions against current assets) and dividends received from companies accounted for by the equity method;

• The impact of changes in exchange rates on cash and cash equivalents corresponds to the impact of changes between opening and closing exchange rates.

FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries have been translated at year-end rates in the balance sheet and at average annual rates in the income statement.

The financial statements of branches have been translated at year-end in the balance sheet and at hedging rates in the income statement.

Main exchange rates

(against the Euro)

	Year-end rate			Average rate		
	2001	2000	1999	**2001**	2000	1999
CAD	1.41	1.40	1.46	1.38	1.37	1.57
GBP	0.61	0.62	0.62	0.62	0.61	0.66
JPY	115.34	106.84	102.65	108.81	99.21	118.83
USD	0.88	0.93	1.01	0.89	0.92	1.06

The differences between shareholders' equity translated at year-end rates and shareholders' equity based on historical cost, and differences arising from the use of average annual rates to translate subsidiaries' income or loss, have been recorded under "Cumulative translation adjustments" in consolidated shareholders' equity. When a foreign subsidiary is sold or liquidated, the corresponding cumulative translation adjustment is written off to the income statement.

In the case of companies doing business in highly inflationary economies, non-monetary assets have been translated at historical rates of exchange and monetary assets at year-end exchange rates. Income or loss has been translated at the average annual exchange rate, except for non-monetary items which have been translated at the historical rate. Translation differences are recorded in the income statement.

GOODWILL

Consolidation goodwill corresponds to the excess of the cost of acquisition of investments in consolidated companies over Essilor International's share in the fair value of net assets at the date of acquisition. This goodwill is amortized on a straight line basis from the date of acquisition over the estimated period of benefit, not to exceed twenty years.

As allowed under generally accepted accounting principles, fair value adjustments to the net assets acquired are finalized during the year following the date of acquisition.

NEGATIVE EQUITY

If a consolidated company has a negative shareholders' equity at the end of the year, minority interests in the cumulated losses are treated as being attributable to Essilor International unless the minority shareholders are liable for their share of the losses.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs are also expensed in cases where they do not fulfill all of the capitalization criteria specified in IAS 38. In 2001, research and development costs, including engineering costs, totaled EUR 80 million.

NET INTEREST EXPENSE

Interest income and expense are recognized in the period in which they are earned or incurred.

FOREIGN CURRENCY RECEIVABLES AND PAYABLES

Foreign currency receivables and payables are converted at year-end exchange rates or hedging rates. Conversion gains and losses are included in the income statement.

FINANCIAL INSTRUMENTS

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward sales of foreign currencies (or forward purchases of Euros by foreign subsidiaries) and currency options. The company also uses interest rate options in certain circumstances.

The company uses financial instruments solely for hedging purposes.

Gains and losses on financial instruments used as hedges are determined and accounted for on a symmetrical basis with the loss or gain on the hedged item.

CORPORATE INCOME TAX

In accordance with IAS 12 (revised), deferred taxes are recorded by the liability method on temporary differences between the book value of assets and liabilities and their tax basis.

Deferred tax assets are recognized only if their recovery is considered probable.

Provisions for deferred taxes recorded by Essilor's French companies have been calculated at a 2001 tax rate of 35.43% (2000: 36.43%).

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost.

Assets acquired under finance leases are recorded as an asset and depreciated by the method described below. A debt of the same amount is recorded as a liability.

Depreciation

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives.

The main useful lives are as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other tangible assets	3 to 10 years

INTANGIBLE ASSETS

Intangible assets correspond primarily to purchased goodwill, trade marks, concessions, patents and licenses.

Purchased goodwill and trade marks correspond primarily to the allocation of part of the excess of the cost of acquisition over the company's share in net assets acquired. They are not amortized.

The value of purchased goodwill and trade marks is reviewed annually, based on the projections made at the time of acquisition, and provision is made in the case of any impairment in value.

Other intangible assets are stated at cost and are amortized by the straight-line method over 3 to 5 years.

INVENTORIES AND WORK IN PROGRESS

Inventories are valued at weighted average cost.

Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

PROVISIONS FOR IMPAIRMENT IN VALUE OF RECEIVABLES

Statistical provisions are recorded in addition to specific provisions based on the age of the receivables. The write-down rate is gradually increased so that receivables that are more than 12 months past-due are written down in full.

PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Depending on regulations and practices that may be applicable in each country, the obligations of Essilor companies for pensions, early-retirement benefits and retirement indemnities under defined benefit plans are provided for on an actuarial basis.

The amount of these obligations, corresponding to the vested rights of active and retired employees, is determined by the projected unit credit method, based on estimated end-of-career salary levels. The actuarial assumptions used differ depending on the country (discount rate, inflation rate) and the company (staff turnover rates, rate of future salary increases). The discount rate corresponds to the prime interest rate in the country concerned.

In cases where all or part of the obligation is funded under an external plan, the provision recorded corresponds to the difference between the projected benefit obligation and the fair value of the plan assets.

In certain circumstances, in the case of a change in actuarial assumptions or a plan amendment or the establishment of a new plan, the gain or loss is amortized on a straight-line basis over the remaining service period of the employees concerned.

Note 2: changes in scope of consolidation

The consolidated financial statements include the financial statements of all subsidiaries with annual sales of over EUR 3 million (FRF 20 million) or tangible assets in excess of EUR 9 million (FRF 60 million), as well as all holding and portfolio management companies

Newly-consolidated companies

Company	Country	Consolidated from	% interest	
Novisia	France	January 1, 2001	100.00	Consolidation criteria met for first time
Holland Optical Inst. BV	Netherlands	January 1, 2001	74.00	Consolidation criteria met for first time (1)
Essilor SRF	India	January 1, 2001	88.18	Consolidation criteria met for first time (1)
Essilor Optika Kft	Hungary	January 1, 2001	100.00	Consolidation criteria met for first time
BBGR United Kingdom	United Kingdom	July 1, 2001	100.00	Acquisition

(1) Companies acquired in prior years which met the criteria for consolidation for the first time in 2001.

Deconsolidated companies

• At the end of January 2001, Essilor International sold its entire contact lens business (contact lenses and cleaning products) to US-based Ocular Sciences Inc. The companies concerned are as follows:

Company	Country	% interest prior divestment
Lunelle Gmbh	Germany	100.00
Lunelle Scandinavia	Denmark	100.00
Lunelle SA	Switzerland	100.00
Lunelle BV	Netherlands	100.00
Lunelle Ltd	United Kingdom	100.00
MJS	United Kingdom	100.00
Sunsoft	United States	100.00

• In October 2001, Essilor sold its entire interest in Logo SA, which was previously accounted for by the equity method.

Note 3: information by geographic area

Sales (EUR million)	**2001**	2000	1999
By geographic area			
Europe	896	866	796
North America	980	924	751
Rest of world	194	188	115
Total	**2,070**	**1,978**	**1,662**
By activity			
Corrective lenses	1,899	1,793	1,498
Other	171	185	164
Total	**2,070**	**1,978**	**1,662**

Contribution to net income (EUR million)	**2001**	2000	1999
By geographic area			
Europe	87	98	93
North America	16	23	18
Rest of world	40	15	12
Total	**143**	**136**	**123**

Acquisitions of intangible assets and property, plant and equipment (EUR million)	**2001**	2000	1999
By geographic area			
Europe	65	56	61
North America	38	61	58
Rest of world	23	62	34
Total	**126**	**179**	**153**

Amortization and depreciation of intangible assets and property, plant and equipment (EUR million)	**2001**	2000	1999
By geographic area			
Europe	446	427	393
North America	294	263	204
Rest of world	111	96	49
Total	**851**	**786**	**646**

Fixed assets and total assets (EUR million)	**2001**		2000		1999	
	Fixed assets [1]	Total assets	Fixed assets [1]	Total assets	Fixed assets [1]	Total assets
By geographic area						
Europe	244	842	237	795	231	735
North America	663	989	698	1,029	588	868
Rest of world	154	319	157	306	100	243
Total	**1,061**	**2,149**	**1,092**	**2,130**	**919**	**1,846**

[1] Excluding investments and other non-current assets.

Provisions for contingencies and charges and current liabilities (EUR million)	**2001**		2000		1999	
	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities
By geographic area						
Europe	51	648	51	774	44	412
North America	24	132	22	144	18	141
Rest of world	4	81	4	88	2	50
Total	**79**	**861**	**77**	**1,006**	**64**	**603**

Note 4: net interest expense

	2001	2000	1999
Interest expense	-35,681	-33,251	-22,702
Interest income	7,784	10,181	6,658
Net cash discounts	-17,000	-17,292	-15,140
Provisions for losses on non-consolidated subsidiaries	-530	-122	-1,715
Exchange gains and losses	-3,176	-648	2,823
Other	305	-164	489
Total	**-48,298**	**-41,296**	**-29,587**

Note 5: non-operating income and expense

Income/expense	**2001**	2000	1999
Restructuring costs and provisions	-6,850	-3,948	-2,329
Provisions for contingencies and charges	-824	-1,431	-3,431
Income and losses related to prior years	86	-305	-89
Gains/losses on asset disposals, net	-15,915	748	-453
Other income/expense, net	-5,504	-4,553	317
	-29,007	**-9,489**	**-5,985**

Non-operating expense related to VisionWeb includes:

- Essilor's share of the company's start-up losses for EUR 9.9 million (2000: EUR 14.7 million);
- capital gains and dilution gains resulting from the sale of shares to outside investors, for EUR 1.9 million (2000: EUR 15.1 million).

The net charge to provisions for contingencies and charges (excluding restructuring costs) includes the following items:

Reversals/charges	**2001**	2000	1999
Provisions for pensions and other post-retirement benefits	-275	855	-2,769
Other provisions for contingencies and charges	-549	-2,286	-662
	-824	**-1,431**	**-3,431**

Note 6: corporate income tax

Tax charge/benefit for the period	**2001**	2000	1999
Current taxes	73,414	72,878	58,698
Deferred taxes	-4,196	-10,414	-8,504
	69,218	**62,464**	**50,194**

Analysis of current taxes (as % of pre-tax earnings)	**2001**	2000	1999
Theoretical rate of taxation	36.4	37.8	40.0
Impact of differentials in tax rates applicable to foreign subsidiaries	-5.9	-9.4	-12.2
Impact of items taxed at reduced rates and of permanent differences between income calculated for financial reporting and tax purposes	-0.8	-0.4	-2.0
Effective tax rate	**29.7**	**28.0**	**25.8**

Change in deferred taxes recorded in the balance sheet

The change in deferred taxes (assets) recorded in the balance sheet breaks down as follows:

	2001	2000	1999
At January 1	51,106	37,730	25,690
Additions	-6,825	-3,835	-1,483
Reversals	11,155	14,075	10,251
Changes in scope of consolidation, other movements and translation adjustment	-543	3,136	3,272
At December 31	**54,893**	**51,106**	**37,730**

Components of deferred taxes	**2001**	2000	1999
Elimination of intercompany profits included in inventory	18,424	18,133	15,959
Effect of differences in depreciation and amortization periods	-9,121	-8,965	-9,831
Temporarily non-deductible provisions	16,728	14,899	13,762
Other	28,862	27,039	17,840
Total	**54,893**	**51,106**	**37,730**

Other deferred taxes include various timing differences corresponding to other income or expenses that are temporarily non-deductible or taxable, various adjustments to the local statutory accounts to comply with company policies (capitalization of assets under finance leases, elimination of untaxed provisions, etc.), as well as deferred tax assets corresponding to tax loss carryforwards (mainly at the level of the tax group).

Tax consolidation

Essilor, BBGR, Optim, Vip (not consolidated), Invoptic, Novisia, Varilux University (not consolidated) and Essidev file a consolidated tax return. The tax is paid by the parent company of the tax group. In 2001, the tax losses of companies in the tax group generated a tax benefit of EUR 0.3 million (2000: EUR 1.1 million).

Note 7: intangible assets

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2001							
Purchased goodwill	72,486			24	3,861		76,323
Other intangibles*	89,956	6,578	12,839	5,216	572		104,729
At cost	**162,442**	**6,578**	**12,839**	**5,240**	**4,433**	**0**	**181,052**
Amortization	41,613	-241		5,011	656	11,646	48,663
Net	**120,829**	**6,819**	**12,839**	**229**	**3,777**	**-11,646**	**132,389**

*Including concessions, patents and licenses in the amount of EUR 84,231 thousand at December 31, 2001.

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2000							
Purchased goodwill	67,520	0	0	119	5,085	0	72,486
Other intangibles	63,291	3,302	25,920	4,068	1,511	0	89,956
At cost	**130,811**	**3,302**	**25,920**	**4,187**	**6,596**	**0**	**162,442**
Amortization	30,648	2,734	0	3,453	793	10,891	41,613
Net	**100,163**	**568**	**25,920**	**734**	**5,803**	**-10,891**	**120,829**
1999							
Purchased goodwill	57,031	0	1,390	0	9,099	0	67,520
Other intangibles	33,863	11,832	16,745	1,200	2,051	0	63,291
At cost	**90,894**	**11,832**	**18,135**	**1,200**	**11,150**	**0**	**130,811**
Amortization	18,688	5,863	0	532	867	5,762	30,648
Net	**72,206**	**5,969**	**18,135**	**668**	**10,283**	**-5,762**	**100,163**

Purchased goodwill corresponds mainly to the values attributed to the trade marks and market shares of two American companies, Omega (renamed Essilor Laboratories of America, Inc., Florida) and Gentex Optical, Inc.

Note 8: goodwill

	At January 1	Changes in scope and acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2001						
Gross value	**515,337**	**2,610**	**-48,319**	**18,762**		**488,390**
Amortization and provisions	115,890		-10,749	2,667	23,815	131,623
Net	**399,447**	**2,610**	**-37,570**	**16,095**	**-23,815**	**356,767**
2000						
Gross value	**415,973**	**75,570**	**0**	**23,794**	**0**	**515,337**
Amortization and provisions	83,655	0	0	4,082	28,153	115,890
Net	**332,318**	**75,570**	**0**	**19,712**	**-28,153**	**399,447**
1999						
Gross value	**340,485**	**35,930**	**0**	**39,558**	**0**	**415,973**
Amortization and provisions	57,805	0	0	5,120	20,730	83,655
Net	**282,680**	**35,930**	**0**	**34,438**	**-20,730**	**332,318**

Goodwill written off on disposals in 2001 primarily concerns the contact lens business. Goodwill recognized on acquisitions in 2001 mainly concerns the acquisition of additional shares in Bacou-Dalloz.

Net goodwill breaks down as follows by geographic area:

	2001	2000	1999
By geographic area			
Europe	18,649	21,892	27,205
North America	322,895	360,340	292,517
Rest of world	15,223	17,215	12,596
	356,767	**399,447**	**332,318**

Note 9: property, plant and equipment

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Depreciation and provisions	At December 31
2001							
Land	28,040		249	4	183		28,468
Buildings	304,811	12,191	21,124	3,731	3,884		338,279
Industrial machinery and equipment	721,981	18,849	49,818	36,933	15,155		768,870
Other	261,844	-57,308	42,318	12,402	4,112		238,564
Gross value	**1,316,676**	**-26,268**	**113,509**	**53,070**	**23,334**	**0**	**1,374,181**
Depreciation	744,491	-16,126		42,617	9,845	106,562	802,155
Net	**572,185**	**-10,142**	**113,509**	**10,453**	**13,489**	**-106,562**	**572,026**
2000							
Land	23,241	4,911	1,097	1,856	647	0	28,040
Buildings	257,667	32,587	12,853	4,520	6,224	0	304,811
Industrial machinery and equipment	602,178	55,915	70,778	25,084	18,194	0	721,981
Other	218,237	-14,655	68,519	12,623	2,366	0	261,844
Gross value	**1,101,323**	**78,758**	**153,247**	**44,083**	**27,431**	**0**	**1,316,676**
Depreciation	615,609	49,479	0	34,239	13,473	100,169	744,491
Net	**485,714**	**29,279**	**153,247**	**9,844**	**13,958**	**-100,169**	**572,185**
1999							
Land	19,991	143	1,208	29	1,928	0	23,241
Buildings	212,170	17,152	18,344	2,900	12,901	0	257,667
Industrial machinery and equipment	491,580	10,305	78,659	16,740	38,374	0	602,178
Other	207,212	-30,100	36,092	8,075	13,108	0	218,237
Gross value	**930,953**	**-2,500**	**134,303**	**27,744**	**66,311**	**0**	**1,101,323**
Depreciation	521,929	-7,334	0	21,465	30,087	92,392	615,609
Net	**409,024**	**4,834**	**134,303**	**6,279**	**36,224**	**-92,392**	**485,714**

Note 10: property plant and equipment: assets acquired under finance leases

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Depreciation and provisions	At December 31
2001							
Land	850						850
Buildings	17,711	−1,252	11,976				28,435
Other	9,007	−62	93		−532		8,506
Gross value	**27,568**	**−1,314**	**12,069**	**0**	**−532**	**0**	**37,791**
Depreciation	17,419	−2,195			−43	4,806	19,987
Net	**10,149**	**881**	**12,069**	**0**	**−489**	**−4,806**	**17,804**
2000							
Land	850	0	0	0	0	0	850
Buildings	17,711	0	0	0	0	0	17,711
Other	1,971	2,732	4,516	204	−8	0	9,007
Gross value	**20,532**	**2,732**	**4,516**	**204**	**−8**	**0**	**27,568**
Depreciation	13,322	1,466	2,790	153	−6	0	17,419
Net	**7,210**	**1,266**	**1,726**	**51**	**−2**	**0**	**10,149**
1999							
Land	850	0	0	0	0	0	850
Buildings	17,711	0	0	0	0	0	17,711
Other	2,196	−12	62	400	125	0	1,971
Gross value	**20,757**	**−12**	**62**	**400**	**125**	**0**	**20,532**
Depreciation	12,734	0	0	390	106	872	13,322
Net	**8,023**	**−12**	**62**	**10**	**19**	**−872**	**7,210**

Note 11: other non-current assets

	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Depreciation and provisions	At December 31
2001							
Investments in non-consolidated companies	41,834	36,204	31,045	56,532	-81		52,470
Loans to non-consolidated companies	2,755	-364	5,569	1,034	-59		6,867
Other long-term investments and loans	12,168	-5	1,544	1,215	187		12,679
Gross value	**56,757**	**35,835**	**38,158**	**58,781**	**47**		**72,016**
Provisions	12,133	-800		1,384		1,739	11,688
Net	**44,624**	**36,635**	**38,158**	**57,397**	**47**	**-1,739**	**60,328**
2000							
Investments in non-consolidated companies	32,014	-313,472	323,390	228	130	0	41,834
Loans to non-consolidated companies	4,485	-885	184	1,087	58	0	2,755
Other long-term investments and loans	10,419	-164	4,778	3,065	200	0	12,168
Gross value	**46,918**	**-314,521**	**328,352**	**4,380**	**388**		**56,757**
Provisions	13,238	-1,492	0	324	104	607	12,133
Net	**33,680**	**-313,029**	**328,352**	**4,056**	**284**	**-607**	**44,624**
1999							
Investments in non-consolidated companies	26,239	-46,727	55,583	4,431	1,350	0	32,014
Loans to non-consolidated companies	11,048	6,202	2,625	15,444	54	0	4,485
Other long-term investments and loans	9,510	-12	7,332	6,973	562	0	10,419
Gross value	**46,797**	**-40,537**	**65,540**	**26,848**	**1,966**		**46,918**
Provisions	11,801	-533	0	980	258	2,692	13,238
Net	**34,996**	**-40,004**	**65,540**	**25,868**	**1,708**	**-2,692**	**33,680**

Acquisitions of investments in non-consolidated companies include acquisitions of shares in consolidated and non-consolidated companies and purchases of treasury stock. Negative changes in scope and other movements correspond to the impact of consolidating companies whose shares are recorded in the "Acquisitions" column (and subsidiaries that were consolidated for the first time in 2001), as well as the elimination of treasury stock.

Analysis of other non-current assets by maturity	2001	2000	1999
More than one year	60,763	50,320	42,147
Less than one year	11,253	6,437	4,771
	72,016	**56,757**	**46,918**

Note 12: current assets

Inventories	2001	2000	1999
Raw materials and other supplies	157,542	141,158	132,714
Goods for resale	52,151	56,904	58,141
Finished and semi-finished products	207,999	208,349	185,184
Gross value	**417,692**	**406,411**	**376,039**
Provisions	69,306	55,138	49,850
Net	**348,386**	**351,273**	**326,189**

Receivables	2001	2000	1999
Trade receivables			
Gross value	**396,046**	**368,749**	**319,532**
Provisions	-31,657	-27,806	-24,498
Net	**364,389**	**340,943**	**295,034**
Other receivables			
Gross value	**35,406**	**33,975**	**27,970**
Provisions	0	-158	-150
Net	**35,406**	**33,817**	**27,820**
Total receivables, net	**399,795**	**374,760**	**322,854**

Note 13: deferred charges and deferred income

Deferred charges	**2001**	2000	1999
Net at January 1	**2,827**	**1,559**	**802**
Increases	1,309	2,629	1,339
Amortization	- 1,602	- 1,346	- 669
Translation adjustment	21	- 15	87
Changes in scope	110	0	0
Net at December 31	**2,665**	**2,827**	**1,559**

Note 14: marketable securities

	2001	2000	1999
Net book value at December 31	22,131	53,720	20,259
Market value	22,131	53,770	20,268
Unrealized gains	**0**	**50**	**9**

Breakdown at December 31	**2001**	2000	1999
Sicav mutual funds	17,592	39,189	10,816
FCP mutual funds and money market securities	155	155	4,811
Currency options	0	0	451
Other	4,384	14,376	4,181
Total	**22,131**	**53,720**	**20,259**

Note 15: changes in shareholders' equity

	Capital stock	Additional paid-in capital	Reserves	Cumulative translation adjustement	Treasury stock	Net income	Total
At January 1, 2001	**32,399**	**308,119**	**703,078**	**72,763**	**-204,961**	**135,441**	**1,046,839**
Issuance of shares	463	25,525					25,988
To Corporate Mutual Funds	159	11,457					11,616
On conversion of bonds							
On exercise of stock options	305	14,067					14,372
Capitalization of additional paid-in capital	4,522	-4,522					
Purchases of treasury stock (preferred stock)					-5,040		-5,040
Cancellations and redemptions of treasury stock	-2,007	-179,234	-1,262		182,503		0
Net income appropriation			135,441			-135,441	
Net income for the year						142,576	142,576
Paid dividends (including equalization tax)			-41,277				-41,277
Operating subsidies			-85				-85
Translation adjustment and other movements				38,364			38,364
At December 31, 2001	**35,377**	**149,888**	**795,895**	**111,127**	**-27,498**	**142,576**	**1,207,365**
At January 1, 2000	**32,251**	**297,838**	**622,731**	**73,264**		**120,839**	**1,146,923**
Issuance of shares	148	10,281					10,429
To Corporate Mutual Funds	148	10,281					10,429
On conversion of bonds							
On exercise of stock options							
Other movements							
Purchases of treasury stock					-204,961		-204,961
Net income appropriation			120,839			-120,839	
Net income for the year						135,441	135,441
Paid dividends (including equalization tax)			-40,434				-40,434
Operating subsidies			-58				-58
Translation adjustment and other movements				-501			-501
At December 31, 2000	**32,399**	**308,119**	**703,078**	**72,763**	**-204,961**	**135,441**	**1,046,839**
At January 1, 1999	**31,179**	**253,515**	**539,110**	**-14,667**		**119,636**	**928,773**
Issuance of shares	1,072	44,323					45,395
To Corporate Mutual Funds	122	10,355					10,477
On conversion of bonds	846	30,994					31,840
On exercise of stock options	104	2,974					3,078
Other movements							
Net income appropriation			119,636			-119,636	
Net income for the year						120,839	120,839
Paid dividends			-32,744				-32,744
Provisions for long-service awards			-3,189				-3,189
Operating subsidies			-82				-82
Translation adjustment and other movements				87,931			87,931
At December 31, 1999	**32,251**	**297,838**	**622,731**	**73,264**		**120,839**	**1,146,923**

Translation adjustments in 2001 mainly result from the stronger US dollar.

Change in number of shares outstanding

In accordance with the decisions of the General Shareholders' Meetings of January 18, 2001 and May 3, 2001, during the year:

- 638,001 common shares and 3,026 preferred non-voting shares held in treasury stock were cancelled;
- The capital was converted into euros and the par value of the shares was raised from FRF 20 to EUR 3.50. The resulting capital increase of EUR 4,522 thousand was paid up by capitalizing reserves;
- A simplified public exchange offer was made in July-August 2001, for the 53,392 preferred non-voting shares outstanding, on the basis of one common share for one preferred share. At the close of the offer period, 38,118 preferred non-voting shares were exchanged for the same number of common shares. The remaining 15,274 preferred non-voting shares were redeemed at a price of EUR 330 per share;
- A ten-for-one stock-split was carried out in September 2001, resulting in the par value of the shares being reduced to EUR 0.35.

The numbers of shares shown below for 2001, 2000 and 1999 have been adjusted to take account of the ten-for-one stock split.

	2001	2000	1999
Number of common shares, excluding treasury stock, at January 1	**98,316,800**	**105,213,290**	**101,694,710**
Number of treasury shares eliminated	7,380,010	0	0
Exercise of stock options [1]	925,051	0	341,330
Shares issued to the Essilor Group Corporate Mutual Fund	452,860	483,520	402,300
Conversion of bonds	0	0	2,774,950
Purchases of treasury stock		-7,380,010	
Exchange of preferred, non-voting stock	381,180		
Number of common shares, excluding treasury stock, at December 31	**100,075,891**	**98,316,800**	**105,213,290**
Number of treasury shares eliminated	1,000,000	7,380,010	0
Preferred, non-voting shares excluding treasury stock, at January 1	**533,920**	**564,180**	**564,180**
Number of treasury shares eliminated	30,260	0	0
Exchanged for common stock	-381,180		
Redemptions	-152,740		
Purchases of treasury stock		-30,260	
Number of preferred, non-voting shares, excluding treasury stock, at December 31	**0**	**533,920**	**564,180**
Number of treasury shares eliminated	0	30,260	0

(1) Including 416,810 shares issued on exercise of stock options at the end of 2000, recorded in capital in 2001.

Note 16: change in minority interests

	2001	2000	1999
Minority interests at January 1	**1,439**	**10,479**	**9,320**
Income for the year	220	666	1,833
Dividends paid by consolidated subsidiaries	-75	-1,107	-1,491
Effect of changes in scope of consolidation	487	-9,570	-754
Translation adjustment and other	-127	971	1,571
Minority interests at December 31	**1,944**	**1,439**	**10,479**

The decrease in minority interests in 2000 primarily stems from the increase in the company's interest in Sunsoft (United States) from 50% to 100%.

Note 17: provisions for contingencies and charges

(EUR thousand)	At January 1	Increases	Releases	Other movements and translation adjustment [2]	At December 31
2001					
Provisions for pensions and other post-retirement benefits	**45,338**	**5,896**	**–2,563**	**519**	**49,190**
Provisions for contingencies and charges	**31,219**	**15,098**	**–14,513**	**–1,609**	**30,195**
Provisions for losses in subsidiaries and affiliates	6,242		–5,739		503
Provisions for restructuring	5,636	3,683	–3,590	–286	5,443
Other [1]	19,341	11,415	–5,184	–1,323	24,249
Total provisions for contingencies and charges	**76,557**	**20,994**	**–17,076**	**–1,090**	**79,385**
2000					
Provisions for pensions and other post-retirement benefits	**40,472**	**5,938**	**–3,246**	**2,174**	**45,338**
Provisions for contingencies and charges	**22,987**	**13,919**	**–8,172**	**2,485**	**31,219**
Provisions for losses in subsidiaries and affiliates	3,452	2,790			6,242
Provisions for restructuring	3,709	4,288	–2,438	77	5,636
Other [1]	15,826	6,841	–5,734	2,408	19,341
Total provisions for contingencies and charges	**63,459**	**19,857**	**–11,418**	**4,659**	**76,557**
1999					
Provisions for pensions and other post-retirement benefits	**29,502**	**9,447**	**–3,898**	**5,421**	**40,472**
Provisions for contingencies and charges	**28,584**	**9,808**	**–16,637**	**1,232**	**22,987**
Provisions for the euro and year 2000-compliance program costs	2,859		–2,859		
Provisions for losses in subsidiaries and affiliates	3,452				3,452
Provisions for restructuring	4,036	2,735	–3,198	136	3,709
Other [1]	18,237	7,073	–10,580	1,096	15,826
Total provisions for contingencies and charges	**58,086**	**19,255**	**–20,535**	**6,653**	**63,459**

(1) These provisions primarily concern product warranties and miscellaneous contingencies.
(2) Other movements include the effect of changes in the scope of consolidation.

In 2001, unused provisions for other contingencies and charges in the amount of EUR 3.4 million were released to the income statement.

PROVISIONS FOR PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Provisions for pensions and other post-retirement benefits mainly concern the commitments of Essilor International, BBGR, the German subsidiaries and Essilor of America.

In 1999, Essilor International set up, for the first time, a EUR 4.9 million provision for long-service awards payable in France and by international subsidiaries. In accordance with IAS 19 (revised), the provision, net of taxes, was charged against opening shareholders' equity.

	2001	2000	1999
Projected benefit obligation	90,841	88,972	91,515
Plan assets at fair value	-27,998	-26,922	-33,467
Unamortized gains and losses	-13,653	-16,712	-17,575
Provision recorded in the balance sheet	**49,190**	**45,338**	**40,473**

At December 31, 2001, provisions for pensions broke down as follows by type of plan:

	Projected benefit obligation	Plan Assets	Deferred gains and losses	Provision
Supplementary pensions	71,659	-19,916	-13,318	38,425
Retirement indemnities	14,313	-8,082	-335	5,896
Other	4,869	0	0	4,869
	90,841	**-27,998**	**-13,653**	**49,190**

Note 18: borrowings

BORROWINGS

At December 31, 2001, consolidated net debt amounted to EUR 321 million (2000: EUR 466 million; 1999: EUR 164 million).

Borrowings break down as follows by maturity:

(EUR million)	**2001**	2000	1999
Due within one year	65	231	92
Due in 1 to 5 years	76	69	60
Due beyond 5 years	276	278	122
	417	**578**	**274**
Including: Obligations under finance leases	15	7	4

Borrowings break down as follows by currency:

(EUR million)	**2001**	2000	1999
US dollars	132	144	221
Euros	221	374	0
Yens	5	17	0
Canadian dollars	1	2	1
Other currencies	58	41	52
Total	**417**	**578**	**274**

MANAGEMENT OF INTEREST RATE AND CURRENCY RISKS

Management of interest rate risks

The company's interest rate risk management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking-in the benefits of favorable rates.

The nominal value of interest rate hedging instruments at December 31, 2001 was as follows:

Interest rate swaps (fixed rate paid by Essilor): EUR 182 million (2000: EUR 122 million; 1999: EUR 122 million).

Interest rate swaps (fixed rate received by Essilor) EUR 0 : (2000: EUR 0; 1999: EUR 0).

All company borrowings are at floating rates. Out of the total amount, 44% (2000: 21%; 1999: 45%) has been converted into fixed rate debt through the use of hedging instruments.

The weighted average rate of interest on total borrowings, including the effect of hedging instruments, was 5.16% at December 31, 2001 (2000: 5.63%; 1999: 6.38%).

Management of currency risks

The company's currency risk management policy consists of systematically hedging these risks using appropriate market instruments, including spot and forward purchases and sales of foreign currencies and currency options. Imports and exports are billed in local currency; substantially all of the currency risk is therefore borne by Essilor SA, and subsidiaries have very limited exposure.

Currency transactions are designed solely to hedge currency risks arising on business transactions. Essilor International does not trade in foreign currencies.

All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges. At December 31, 2001, residual open positions were not material.

At December 31, 2001, currency positions excluding options totaled EUR 488 million (2000: EUR 579 million; 1999: EUR 578 million). No currency options were outstanding at December 31, 2001.

Management of credit and liquidity risks

Credit risks on financial instruments used as hedges of interest rate and currency risks are not material.

The liquidity risk managed by Essilor is very limited.

Note 19: off-balance sheet commitments

Financial commitments	2001	2000	1999
Commitments given			
Guarantees	130,128	101,915	94,788
Collateral for debts			
Debts	20	6,887	3,415
Net book value of collateral	358	7,181	6,259
Commitments received			
Guarantees	18,894	2,921	2,939

	2001	2000	1999
Forward exchange contracts			
Sales	441,907	516,308	481,308
Purchases	46,275	62,682	97,051
Currency options: hedges of business transactions			
Purchases of put options	0	9,422	24,926
Sales of call options	0	0	0
Purchases of call options	0	2,096	2,475
Sales of put options	0	0	0

Essilor did not hold any interest rate options in 2001, 2000 or 1999.

Forward contracts and options by currency at December 31, 2001

		Forward purchases	Forward sales
US dollars	USD	30,560	353,497
Euros	EUR	7,164	0
Australian dollars	AUD	93	691
Canadian dollars	CAD	139	20,759
Norwegian kroner	NOK	0	5,279
Yens	JPY	8,160	341
Pounds sterling	GBP	159	44,496
Swiss francs	CHF	0	6,763
Swedish kronor	SEK	0	2,409
Other currencies		0	7,672
Total		46,275	441,907

Note 20: average number of employees and payroll costs

	2001	2000	1999
Management	1,794	1,729	1,616
Supervisory and administrative	5,877	6,057	5,835
Production	13,260	13,689	12,575
Total	**20,931**	**21,475**	**20,026**
(EUR thousand)			
Payroll costs (wages and salaries and payroll taxes)	723,213	698,199	591,370
Number of employees at December 31	22,309	22,186	20,899
including employees of proportionally consolidated companies (100%)	1,686	1,707	1,090

Note 21: management remuneration

	2001	2000	1999
Total remuneration and benefits paid to the Executive Committee [1]	3,690	3,285	2,886
Attendance fees paid to the Executive Committee	6	6	6
Total management remuneration	**3,696**	**3,291**	**2,892**

(1) Gross amount before payroll and other taxes.

Note 22: environment

Essilor is not exposed to any material environmental risks.

Note 23: claims and litigation

There are no claims or litigation outstanding or pending that are likely to have a material impact on the company's consolidated financial position.

Note 24: subsequent events

No events occurred after the year-end that would be likely to have a material impact on the company's consolidated financial position.

Note 25: fully consolidated companies

Company	Country	% voting rights	% interest
France			
BBGR	France	99.99	99.99
Essidev	France	100.00	100.00
Groupe Invoptic	France	99.99	99.99
Optim	France	99.99	99.99
Novisia	France	100.00	100.00
Europe			
Essilor GmbH	Germany	100.00	100.00
Essilor Austria GmbH	Austria	100.00	100.00
Essilor Belgium S.A.	Belgium	100.00	100.00
Essilor Danmark A/S	Denmark	100.00	100.00
Essilor España S.A.	Spain	100.00	100.00
Essilor OY	Finland	100.00	100.00
BBGR United Kingdom	United Kingdom	100.00	100.00
Essilor Ltd	United Kingdom	100.00	100.00
Essilor Optika Kft	Hungary	100.00	100.00
Ireland (Sales) Ltd	Ireland	100.00	100.00
Essilor Ireland (branch)	Ireland	100.00	100.00
Organic Lens Manufacturing (branch)	Ireland	100.00	100.00
Essilor Italia S.p.A	Italy	100.00	100.00
Essilor Norge A.S.	Norway	100.00	100.00
Essilor Nederland BV	Netherlands	100.00	100.00
Essilor Nederland Holding BV	Netherlands	100.00	100.00
Holland Optical Instruments BV	Netherlands	74.00	74.00
Essilor Polonia	Poland	100.00	100.00
Essilor Portugal	Portugal	100.00	100.00
Essilor AB	Sweden	100.00	100.00
Essilor (Suisse) S.A.	Switzerland	100.00	100.00
Vaco Holding S.A.	Switzerland	100.00	100.00
Essilor Optik Sanayi Ticaret A.S.	Turkey	100.00	100.00
North and Central America			
BBGR Optique Canada, Inc.	Canada	99.99	99.99
Canoptec, Inc.	Canada	100.00	100.00
Eastern Optical Laboratories, Ltd	Canada	100.00	100.00
Essilor Canada, Ltd	Canada	100.00	100.00
OK Lenscraft Laboratories, Ltd	Canada	100.00	100.00
K & W Optical, Ltd	Canada	100.00	100.00
Pro Optic Canada, Inc.	Canada	99.99	99.99
R & R Optical Laboratory, Ltd	Canada	100.00	100.00
Essilor of America Holding Co, Inc.	United States	100.00	100.00
Essilor of America, Inc.	United States	100.00	100.00
Essilor Laboratories of America Holding Co, Inc.	United States	100.00	100.00

Company	Country	% voting rights	% interest
North and Central America (continued)			
Essilor Laboratories of America, Inc. (including US laboratories)	United States	100.00	100.00
Essilor Laboratories of America Corporation	United States	100.00	100.00
Omega Optical Holdings, Inc.	United States	100.00	100.00
Omega Optical General, Inc.	United States	100.00	100.00
Essilor Laboratories of America, LP (including Avisia, Omega, Duffens)	United States	100.00	100.00
Gentex Optics, Inc.	United States	100.00	100.00
Arlens S.A. de C.V.	Mexico	100.00	100.00
Vision Center S.A. de C.V.	Mexico	100.00	100.00
Rest of the world			
Essilor South Africa (Pty) Ltd	South Africa	100.00	100.00
Essilor Argentine S.A.	Argentina	100.00	100.00
Perkins Optical	Australia	100.00	100.00
Essilor Australia Pty Ltd	Australia	100.00	100.00
Essilor Lens Australia Pty Ltd	Australia	100.00	100.00
Hobart Optical	Australia	51.00	51.00
Optilabs Pty Ltd	Australia	100.00	100.00
Brasilor Participacoes Sc Ltda	Brazil	100.00	100.00
Essilor Da Amazonia Industria e Commercio Ltda	Brazil	100.00	100.00
Multi Optica Distribuidora Ltda	Brazil	100.00	100.00
Sudop Industria Optica Ltda	Brazil	100.00	100.00
Shanghai Essilor Optical Co Ltd	China	97.16	97.16
Essilor Hongkong	Hong Kong	100.00	100.00
Essilor SRF Optics Ltd	India	88.18	88.18
OHL Lenses Ltd	New Zealand	75.00	75.00
Direct Optical Supplies New Zealand Ltd	New Zealand	100.00	100.00
Essilor New Zealand	New Zealand	100.00	100.00
Xtra Vision	New Zealand	100.00	100.00
Essilor Manufacturing Philippines, Inc.	Philippines	100.00	100.00
Optodev	Philippines	99.99	99.99
Optical Supplies of Asia Optics Intern.	Singapore	100.00	100.00
Essilor Manufacturing (Thailand) Co Ltd	Thailand	100.00	100.00

Note 26: proportionally consolidated companies

Nikon Essilor Co Ltd. (50%) Japan
Nikon Optical United Kingdom (50%)
Nikon Optical Canada, Inc. (50%)
Aichi Nikon Company (50%) Japan
Nasu Nikon Company (50%) Japan
VisionWeb (61.65%) United States

Transitions Optical Limited (49%) Ireland
Transitions Optical, Inc. (49%) United States
Transitions Optical Do Brazil Limitada (49%) Brazil
Transitions Optical Holdings BV (49%) Netherlands
Transitions Optical Pty Ltd (49%) Australia
Transitions Optical Philippines, Inc. (49%)

The companies in the Transitions Group, which are all 49%-owned, are consolidated by the proportional method. No information is given regarding these companies due to confidentiality agreements signed with partners.

Note 27: companies accounted for by the equity method

The following companies are accounted for by the equity method:

	%
Bacou Dalloz Group	18.61

Note 28: non-consolidated companies

Company	Country	% interest
France		
Distrilens	France	100.00
Varilux University	France	99.90
VIP	France	100.00
Europe		
Essilor Logistik GmbH	Germany	100.00
Lunelle Kontaklinsen GmbH	Germany	100.00
Novisia Austria GmbH	Austria	100.00
Essilor Optika D.o.o	Croatia	100.00
Lunelle Scandinavia A/S	Denmark	100.00
Novisia Iberica	Spain	100.00
Lunelle Ltd	United Kingdom	100.00
M.J.S. Scientific Ltd	United Kingdom	100.00
Biolent s.r.l.	Italy	95.00
Oftalma s.r.l.	Italy	100.00
Opto 3	Italy	50.00
Lunelle BV	Netherlands	100.00
Essilor Laboratories Polska Sp Zoo	Poland	100.00
Essilor Optika Spol.sr.o	Czech Republic	100.00
Essilor Slovakia s.r.o.	Slovakia	100.00
Essilor D.o.o.	Slovenia	100.00
Lunelle S.A.	Switzerland	100.00
North America		
Pioneer Optical Ltd	Canada	100.00
Perspectics Lab & Optical Supplies Ltd	Canada	100.00
Essilor Transfer Corporation	United States	100.00
Micro Optical	United States	20.00

Rest of the world	Country	% interest
AG Thomson & Co Pty Ltd	Australia	61.00
Lead Brésil Ltda	Brazil	100.00
Optikot S.A.	Brazil	50.36
Transitions Optical India	India	49.00
Indian Ophtalmic Lenses Manufacturing Co Pvt Ltd - Olmil	India	90.00
P.T. Essilor Indonesia	Indonesia	94.36
Essilor Japan K.K.	Japan	100.00
Nikon Corporation	Japan	0.16
Transitions Optical Japan	Japan	49.00
Essilor (Malaysia) Sdn Bhd	Malaysia	100.00
Optical Laboratories NZ Limited	New Zealand	20.00
VisionWeb NZ	New Zealand	100.00
Essilab Philippines, Inc.	Philippines	40.00
Eyeland	Philippines	49.00
Optoland	Philippines	100.00
Central Essilor Co Ltd	Thailand	35.00
BOD (Paris Lunettes Corporation Siam Co Ltd)	Thailand	48.99

Companies in which the parent company's interest is less than 20%, and those in which its interest exceeds 20% but which do not fulfill the minimum criteria—sales of EUR 3 million (FRF 20 million) or tangible assets of EUR 9 million (FRF 60 million)—are not consolidated.

Where necessary, a provision is recorded at year-end to write down the value of investments to their fair value, based on estimated future cash flows.

Key data for the main non-consolidated companies are presented below:

	Shareholders' equity	Sales	Net income/loss	Book value	
				Cost	Net
Total non-consolidated companies	**35,625**	**35,591**	**-2,370**	**52,470**	**41,913**

Note: as allowed under paragraph 11 of article 24 of decree No. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the company's interests.

Report of the Auditors

YEAR ENDED DECEMBER 31, 2001

To the shareholders,

In accordance with the terms of our appointment at the General Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Essilor International and its subsidiaries for the year ended December 31, 2001, presented in euros.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated results of operations for the year ended December 31, 2001 and the consolidated assets and liabilities and financial position of Essilor International and its subsidiaries at that date in accordance with the accounting principles and policies described in note 1.

We have also examined the information about the company given in the Management Review. We have no comments to make about the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 14, 2002

The Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
L. Tellier

Cabinet Dauge et Associés
G. Dauge Ph. Tissier

Members of Compagnie Régionale de Paris

Company accounts

Key figures
year ended December 31, 2001

(EUR thousand, except for per share data)

	2001	2000	1999
Income statement			
Sales	576,495	589,808	539,810
Operating income	41,521	66,609	60,653
Income before non-operating items and tax	95,549	125,354	104,036
Net income	85,606	105,588	89,528
Balance sheet			
Capital stock	35,377	32,399	32,251
Shareholders' equity	813,165	922,795	848,042
Net debt	306,009	446,710	161,166
Fixed assets, net	1,068,437	1,288,411	909,717
Total assets	1,393,354	1,638,275	1,209,279
Dividend per common share	0.41[1]	3.90	3.40
Dividend per preferred non-voting share	0	4.02	3.52

(1) After 10-for-1 stock-split carried out in 2001.

Income statement

year ended December 31, 2001

(EUR thousand)

	Note	**2001**	2000	1999
Sales	2	576,495	589,808	539,810
Production transferred to inventory		3,918	252	-1,597
Production of assets for own use		1,457	2,698	6,480
Production		**581,870**	**592,758**	**544,693**
Purchases of materials and change in inventory		242,357	228,814	213,380
Other purchases		141,050	135,901	125,531
Added value		**198,463**	**228,042**	**205,782**
Taxes, other than income tax		18,326	16,478	15,698
Personnel expenses	15	165,912	162,640	158,013
Gross operating income		**14,225**	**48,923**	**32,071**
Depreciation, amortization and provisions, net	11	-6,387	-9,494	5,539
Other income (expenses), net		33,683	27,179	23,043
Operating income		**41,521**	**66,609**	**60,653**
Net interest income	3	54,028	58,745	43,382
Income before non-operating items and tax		**95,549**	**125,354**	**104,036**
Net exceptional (expense)	4	-7,169	-5,288	-6,594
Corporate income tax	5	2,773	14,479	7,914
Net income	15	**85,606**	**105,588**	**89,528**

Balance sheet

as at December 31, 2001

Assets (EUR thousand)

	Note	2001 Cost	2001 Depreciation/ amortization provisions	2001 Net	2000 Net	1999 Net
Intangible assets	6	39,912	19,230	20,682	22,020	18,963
Property, plant and equipment	7	197,452	140,025	57,427	57,506	54,077
Investments and other non-current assets	8	1,036,831	46,503	990,328	1,208,885	836,678
Fixed assets, net		**1,274,195**	**205,759**	**1,068,437**	**1,288,411**	**909,717**
Inventories and work in progress	9	93,963	12,052	81,912	77,183	77,289
Advance payments to suppliers		6,172	8	6,164	5,326	3,705
Trade receivables	9	147,397	2,752	144,644	149,947	133,576
Other operating receivables	9	14,235	0	14,235	15,233	11,277
Other receivables	9	40,204	0	40,204	45,850	41,837
Marketable securities		17,713	0	17,713	39,715	16,078
Cash	9	16,730	0	16,730	9,244	12,509
Prepayments and other assets	9	1,326	0	1,326	5,395	2,698
Current assets		**337,740**	**14,812**	**322,927**	**347,892**	**298,970**
Deferred charges	9	1,990	0	1,990	1,972	592
Conversion losses	9	0	0	0	0	0
Total assets		**1,613,925**	**220,571**	**1,393,354**	**1,638,275**	**1,209,279**

Liabilities and shareholders' equity (before income appropriation) (EUR thousand)

	Note	2001	2000	1999
Capital stock	10	35,377	32,399	32,251
Additional paid-in capital		149,887	308,118	297,838
Legal reserve		3,240	3,227	3,118
Untaxed reserves		17,725	17,303	28,819
Other reserves		502,172	438,143	377,926
Retained earnings		5,416	5,472	5,171
Net income		85,606	105,588	89,528
Investment subsidies		30	44	55
Untaxed provisions		7,768	8,055	10,016
Cumulative translation adjustment		5,944	4,448	3,320
Shareholders' equity	10	**813,165**	**922,795**	**848,042**
Provisions for contingencies and charges	11	**16,286**	**12,627**	**10,385**
Convertible bonds	12	0	0	0
Other bonds		127,696	126,941	126,260
Bank borrowings		212,411	368,195	63,070
Other borrowings		345	532	422
Total borrowings	12	**340,452**	**495,669**	**189,753**
Advances and deposits from customers		0	0	0
Trade payables	12	80,408	84,710	76,825
Accrued taxes and personnel expenses	12	36,773	36,794	34,518
Other operating liabilities	12	45,721	43,424	29,391
Miscellaneous liabilities	12	60,047	41,880	18,018
Deferred income		502	376	2,346
Total liabilities		**223,451**	**207,183**	**161,098**
Conversion gains	9	0	0	0
Total liabilities and shareholders' equity		**1,393,354**	**1,638,275**	**1,209,279**

Statement of cash flows

(EUR thousand)

	2001	2000	1999
Cash flow	**101,167**	**127,021**	**109,841**
Change in working capital [1]	31,879	14,930	-29,951
Net cash provided by operations	**133,046**	**141,951**	**79,891**
Capital expenditures	-17,662	-21,842	-25,045
Deferred charges	-1,083	-2,323	-735
Acquisitions of shareholdings and new loans extended	-1,076,836	-1,756,355	-697,125
Disposals of assets	1,523	309	4,198
Repayments of loans	1,115,443	1,384,009	532,791
Net cash used by investment activities	**21,385**	**-396,203**	**-185,916**
Issuance of shares	2,978	147	1,073
Increase in reserves	24,506	6,949	47,463
Dividends paid	-41,138	-35,957	-32,744
Repayment of borrowings	-662,811	-651,631	-32,335
New borrowings raised	512,542	951,753	60,001
Net cash provided by financing activities	**-163,923**	**271,261**	**43,457**
Change in cash and cash equivalents	-9,492	17,009	-62,568
Cash and cash equivalents at beginning of year	42,974	25,965	88,533
Cash and cash equivalents at end of year	**33,481**	**42,974**	**25,965**

Cash and cash equivalents correspond to cash and short-term deposits, less short-term bank loans and overdrafts.

[1] **Analysis of change in working capital**	**2001**	2000	Variation
Advance payments to suppliers	6,164	5,326	-838
Inventories and work in progress	81,912	77,183	-4,729
Operating receivables	158,879	165,180	6,301
Other receivables	40,204	45,850	5,646
Accrued interest on loans and dividends receivable	322	5,494	5,172
Advances and deposits from customers	0	0	0
Operating liabilities	-162,903	-164,928	-2,025
Miscellaneous liabilities	-60,047	-41,880	18,167
Accrued interest	-7,321	-7,331	-10
Deferred income, deferred charges and translation adjustment	824	5,019	4,195
	58,034	**89,913**	**31,879**

Notes to the 2001 parent company financial statements

The balance sheet at December 31, 2001 shows total assets of EUR 1,393,354 thousand and the statement of income for the year then ended shows net income of EUR 85,606 thousand.

The financial statements cover the 12-month period from January 1 to December 31, 2001.

The parent company is Essilor International ("Essilor").

In the following notes, all amounts are stated in thousands of euros.

Significant events of the year

On February 1, 2001, Essilor sold its contact lens business to Ocular Sciences. On September 6, 2001, the company subscribed to a share issue carried out in connection with the merger between Financière Dalloz, Christian Dalloz and the Bacou Group, raising its interest in the merged Bacou-Dalloz Group to 18.61%. The new shares were acquired at a cost of EUR 19.8 million. In October 2001, Essilor sold its 44% interest in Logo.

Various transactions affecting the company's capital also took place during 2001:

- In March 2001, shares representing 6% of the capital were cancelled;
- On March 22, 2001, the capital was converted into euros;
- In July 2001, the company made a public offer to exchange its preferred non-voting shares for common shares issued for this purpose. The preferred non-voting shares not tendered to this offer were bought back and cancelled on September 12, 2001;
- During the year, new shares were issued on exercise of stock options and in connection with employee contributions to the company corporate mutual fund.

Note 1: accounting policies

GENERAL

The financial statements of the company have been prepared in accordance with the French 1999 General Accounting Plan approved by government order of June 22, 1999, the law of April 30, 1983 and the decree of November 29, 1983.

INTANGIBLE ASSETS

Intangible assets correspond primarily to purchased goodwill, concessions, patents, licenses and software. They are stated at cost and amortized by the straight-line method over 3 to 10 years. Legally-protected purchased goodwill is not amortized.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at acquisition or production cost. Assets acquired prior to December 31, 1976 which were included in the 1978 legal revaluation are stated at revalued cost.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other property, plant and equipment	3 to 10 years

Differences between straight-line depreciation and reducing balance depreciation charged for tax purposes are included in untaxed provisions on the liabilities side of the balance sheet.

INVESTMENTS

Shares in subsidiaries and affiliates are stated at the lower of cost and fair value, based on estimated future cash flows. The cost of investments acquired prior to December 31, 1976 which were included in the 1978 legal revaluation corresponds to revalued cost. The revaluation difference originally credited to reserves was transferred to the capital account in 1980.

INVENTORIES AND WORK IN PROGRESS

Raw materials and goods inventories are valued at weighted average cost. Finished products, semi-finished products and work in progress are valued at standard production cost. Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

RECEIVABLES AND PAYABLES

Receivables and payables are stated at their nominal value. Foreign currency receivables and payables are converted into euros at the year-end exchange rate or the hedging rate. Provisions are recorded to cover any risk of non-recovery, based on the age of receivables.

MARKETABLE SECURITIES

Marketable securities, consisting primarily of *Sicav* and *FCP* mutual funds and certificates of deposit, are stated at cost. Accrued interest on units in with-profits mutual funds is credited to interest income. A provision is recorded if the net asset value of the units represents less than their cost.

FINANCIAL INSTRUMENTS

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward exchange contracts and currency options.

The company uses financial instruments solely for hedging purposes. All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges.

The company's interest rate risk management policy consists of hedging interest rate risks.

Exchange gains and losses on financial instruments are recognized in the year in which they arise. They are based on contractual forward rates at maturity.

FOREIGN CURRENCY TRANSACTIONS

Substantially all foreign currency transactions are hedged and are converted into euros at the hedging rate.

Foreign currency receivables and payables are converted at the hedging rate, with the exception of foreign currency bank balances which are converted at the month-end exchange rate.

RETIREMENT BENEFITS

The company's obligations for the payment of retirement indemnities are funded under an insured plan. The difference between the projected benefit obligation and the fair value of plan assets is covered by provisions.

The related provisions take into account years of service, mortality and staff turnover rates, future salary levels and an appropriate discount rate.

The company's obligations for the payment of supplementary pensions to management and employees are funded under an insured plan (note 13).

TRANSLATION OF THE FINANCIAL STATEMENTS OF THE FOREIGN BRANCH

The financial statements of the foreign branch, Essilor Industries-which is considered as representing an independent entity-are translated into euros as follows.

Income statement items are translated at the average hedging rate for the year.

Balance sheet items are translated at the exchange rate ruling on December 31, except for:

- Reserves, which are translated at the historical rate;
- Net income, which is translated at the hedging rate.

The difference arising on translation is recorded in shareholders' equity under "Cumulative translation adjustment".

CORPORATE INCOME TAX (group relief)

Essilor files a consolidated tax return with BBGR, Optim, VIP, Invoptic, Varilux University, Novisia and Essidev and pays the corporate income tax due by the tax group.

Each company in the tax company records the income tax charge or benefit that would apply if it were not a member of the tax group.

In 2001, the corporate income tax due by the tax group amounted to EUR 6,710 thousand.

Note 2: sales

2001 sales by business segment	France	Export	Total	% change
Corrective lenses	224,971	220,776	445,747	1.93
Contact lenses	981	1,085	2,066	-90.33
Optical instruments	22,532	43,696	66,227	10.48
Industrial equipment	6,434	32,893	39,327	-26.75
Other	10,564	12,564	23,128	32.10
Total	**265,482**	**311,014**	**576,496**	**-2.26**

2000 sales by business segment	France	Export	Total	% change
Corrective lenses	220,031	217,265	437,296	9.83
Contact lenses	10,755	10,615	21,370	0.40
Optical instruments	21,716	38,230	59,946	17.91
Industrial equipment	9,010	44,678	53,688	7.25
Other	1,175	16,332	17,508	-10.15
Total	**262,687**	**327,121**	**589,808**	**9.26**

1999 sales by business segment	France	Export	Total	% change
Corrective lenses	201,193	196,950	398,143	4.28
Contact lenses	10,640	10,645	21,284	3.66
Optical instruments	20,033	30,806	50,840	13.16
Industrial equipment	9,933	40,124	50,057	21.85
Other	5,567	13,918	19,485	34.42
Total	**247,366**	**292,444**	**539,810**	**4.31**

Breakdown between intercompany and external sales France and export	2001	2000	1999	% change
France				
Intercompany	30,687	31,591	30,888	-2.86
External	234,795	231,095	216,478	1.60
Subtotal	**265,482**	**262,687**	**247,366**	**1.06**
Export				
Intercompany	266,850	283,989	262,244	-6.04
External	44,164	43,132	30,200	2.39
Subtotal	**311,014**	**327,121**	**292,444**	**-4.92**
Total	**576,496**	**589,808**	**539,810**	**-2.26**

Note 3: net interest income

INTEREST INCOME

	2001	2000	1999
Interest expense	-26,853	-15,491	-9,269
Dividend and interest income	81,001	84,752	63,329
Net discounts	-2,676	-3,850	-3,275
Provisions for losses on subsidiaries	2,589	-5,343	-7,152
Exchange gains and losses	-592	-982	-1,081
Other	559	-342	831
Total	**54,027**	**58,744**	**43,382**

RELATED PARTY TRANSACTIONS

Other information	Net amounts concerning Related parties	Other companies with which the company has capital ties	Other	Total
Income statement				
Interest expense	5,564	0	37,617	43,181
Interest income	67,701	21,421	8,087	97,209

Note 4: non-operating income and expense

	2001	2000	1999
Revenue transactions	**-1,191**	**-7,334**	**-1,864**
Other income and expenses from revenue transactions	1,589	-6,739	-1,182
Restructuring costs	-2,780	-595	-683
Capital transactions	**-4,660**	**2,445**	**-6,222**
Disposals of investments	-10,738	-419	-6,359
Other income from capital transactions	6,078	2,864	137
Provision movements	**-1,318**	**-399**	**1,492**
Tax provisions	-3,315	1,961	-994
Restructuring provisions	2,160	-2,888	1,083
Provisions for impairment in value	0	0	0
Other	-163	528	1,403
Total	**-7,169**	**-5,288**	**-6,594**

Note 5: corporate income tax

INCOME BEFORE ENTRIES RECORDED FOR TAX PURPOSES

	2001	2000	1999
Net income	85,606	105,588	89,528
Corporate income tax	2,773	14,479	7,914
Pre-tax income	88,379	120,066	97,442
Change in untaxed provisions	–287	–1,961	994
Income before tax and entries recorded for tax purposes	88,092	118,105	98,435

Income for 2001 includes EUR 58 million worth of dividends and EUR 25 million worth of royalties which are taxed at a reduced rate.

CORPORATE INCOME TAX ANALYSIS

The corporate income tax charge breaks down as follows between operating and non-operating items:

	Before tax	Tax	After tax
2001			
Operating income after interest	95,549	–2,825	92,723
Non-operating expense	–7,169	52	–7,117
Net income			85,606
2000			
Operating income after interest	125,354	–16,386	108,968
Non-operating expense	–5,288	1,907	–3,381
Net income			105,588
1999			
Operating income after interest	104,036	–11,224	92,812
Non-operating expense	–6,594	3,310	–3,284
Net income			89,528

DEFERRED TAXES

Assets

The future tax saving arising from non-deductible provisions breaks down as follows:

	2001	2000	1999
Provisions for vacation pay [1]	8,926	8,638	8,023
CSS surtax	785	805	671
Total	**9,711**	**9,443**	**8,694**
Unrecognized deferred tax asset (35.44% tax rate)	3,442	3,441	3,283

(1) The company has elected to apply the provisions of article 8 of the 1987 Finance Act, allowing the deduction of vacation pay on a cash basis. The provision is therefore not deductible, giving rise to a future tax saving.

Liabilities

No deferred taxes are recognized in the balance sheet. Recognition of deferred taxes on timing differences would have the effect of increasing the corporate income tax charge by EUR 2,753 thousand as follows:

	At Dec. 31 1999	Increase 2000	Decrease 2000	At Dec. 31 2000	Increase 2001	Decrease 2001	At Dec. 31 2001
Provisions for:							
Foreign investment	690		647	43	0	43	0
Excess tax depreciation	9,326	2,327	3,642	8,011	2,612	2,855	7,768
Total	**10,016**	**2,327**	**4,289**	**8,054**	**2,612**	**2,898**	**7,768**
Unrecognized deferred tax liability (35.44% tax rate)	3,782			2,935			2,753

Note 6: intangible assets

	At January 1	Acquisitions	Disposals	Other movements	Amortization and provisions	At December 31
2001						
Concessions	31,403	1,839	436	3,009		35,815
Purchased goodwill	459		24			435
Other intangibles	4,756	1,862	11	-2,944		3,663
At cost	**36,618**	**3,701**	**471**	**65**		**39,912**
Amortization and provisions	14,598				4,632	19,230
Net	**22,020**					**20,682**
2000						
Concessions	25,150	3,855	104	2,502		31,403
Purchased goodwill	459					459
Other intangibles	3,647	3,529		-2,420		4,756
At cost	**29,256**	**7,384**	**104**	**82**		**36,618**
Amortization and provisions	10,293				4,305	14,598
Net	**18,963**					**22,020**
1999						
Concessions	13,524	10,915	145	856		25,150
Purchased goodwill	459					459
Other intangibles	965	2,670		11		3,647
At cost	**14,948**	**13,585**	**145**	**868**		**29,256**
Amortization and provisions	7,956				2,337	10,293
Net	**6,992**					**18,963**

Note 7: property, plant and equipment

	At January 1	Acquisitions	Disposals	Other movements	Depreciation and provisions	At December 31
2001						
Land	6,757	249	4	0		7,002
Buildings	69,771	2,217	2,168	1,821		71,640
Industrial machinery and equipment	70,984	4,081	4,351	2,114		72,828
Other	39,638	2,605	3,103	971		40,111
Assets under construction	4,443	3,776	93	–3,137		4,989
Advance payments to suppliers	1,058	615	2	–789		882
Cost	**192,651**	**13,542**	**9,721**	**980**		**197,452**
Depreciation	135,145				4,880	140,025
Net	**57,506**					**57,427**
2000						
Land	6,709	77	28	0		6,757
Buildings	69,121	1,770	2 017	896		69,771
Industrial machinery and equipment	67,224	4,225	2 331	1,866		70,984
Other	35,532	3,605	1 279	1,780		39,638
Assets under construction	4,516	3,114		–3,187		4,443
Advance payments to suppliers	148	1,050		–139		1,058
Cost	**183,250**	**13,840**	**5,654**	**1,216**		**192,651**
Depreciation	129,173				5,972	135,145
Net	**54,077**					**57,506**
1999						
Land	6,532	86		91		6,709
Buildings	65,760	2,135	327	1,554		69,121
Industrial machinery and equipment	63,518	2,081	1,631	3,257		67,224
Other	29,330	3,838	528	2,892		35,532
Assets under construction	7,728	3,266		–6,478		4,516
Advance payments to suppliers	291	148		–291		148
Cost	**173,159**	**11,553**	**2,487**	**1,025**		**183,250**
Depreciation	116,269				12,904	129,173
Net	**56,890**					**54,077**

Note 8: investments and other non-current assets

	At January 1	Acquisitions [1]	Disposals	Other movements	Provisions	At December 31
2001						
Shares in subsidiaries and affiliates	887,678	32,213	200,211	3,504		723,184
Loans to subsidiaries and affiliates	390,112	1,065,349	1,142,409	−2,351		310,702
Other long-term investments	1,168	0	0	0		1,168
Loans	1,237	0	5	0		1,232
Other non-current assets	511	110	79	3		545
Cost	**1,280,706**	**1,097,672**	**1,342,704**	**1,156**		**1,036,831**
Provisions	71,820				−25,318	46,502
Net	**1,208,886**					**990,328**
2000						
Shares in subsidiaries and affiliates	592,650	234,647	368	60,750		887,678
Loans to subsidiaries and affiliates	308,224	1,487,274	1,345,010	−60,376		390,112
Other long-term investments	1,372		204			1,168
Loans	1,238	60,001	60,002			1,237
Other non-current assets	380	273	146	4		511
Cost	**903,864**	**1,782,194**	**1,405,730**	**377**		**1,280,706**
Provisions	67,186				4,635	71,820
Net	**836,678**					**1,208,886**
1999						
Shares in subsidiaries and affiliates	517,159	55,805	9,993	29,678		592,649
Loans to subsidiaries and affiliates	231,280	655,471	547,965	−30,562		308,224
Other long-term investments	1,372					1,372
Loans	1,238	2	2			1,238
Other non-current assets	412	23	23	−31		380
Cost	**751,461**	**711,301**	**557,984**	**−915**		**903,863**
Provisions	57,348				9,838	67,186
Net	**694,113**					**836,678**

(1) The 2000 figure includes the acquisition of Essilor shares by the company, in connection with the sale of Compagnie de Saint-Gobain's interest, for EUR 202 million.

SUBSIDIARIES AND AFFILIATES

Investments with a gross carrying value representing	Capital stock	Reserves	Book value Cost	Book value Net	Loans and advances made by the company	Guarantees given by the company	Last published sales	Last published net income/ loss	Dividends received during the year
More than 1% of the company's capital									
French companies	53,359	477,930	121,869	120,055	1,829	1,097	144,932	20,901	6,179
International subsidiaries	194,920	482,146	571,871	529,439	300,796	99,040	1,695,007	97,730	51,440
Less than 1% of the company's capital									
French companies	545	-493	88	88	0	457	6,344	-2,076	0
International subsidiaries	9,689	10,610	1,857	1,857	2,217	11,121	103,686	11,955	134

N.B. As allowed under paragraph 11 of article 24 of decree No. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the company's interests. Additional information is provided in the consolidated financial statements, by geographic area.

RELATED PARTY TRANSACTIONS

Other information	Net amounts concerning: Related parties	Net amounts concerning: Other companies with which the company has capital ties	Other	Total
Investments (net)				
Shares in subsidiaries and affiliates	540,908	138,031		678,939 [1]
Loans to subsidiaries and affiliates	308,304	1,914	484	310,702
Total investments (net)	**849,212**	**139,945**	**484**	**989,641**

(1) Including Essilor shares for EUR 27 million.

ANALYSIS OF LONG-TERM LOANS AND RECEIVABLES BY MATURITY

	2001	2000	1999
More than one year	124,119	124,092	123,959
Less than one year	188,360	267,768	185,883
Total	**312,479**	**391,861**	**309,842**

Note 9: current assets

INVENTORIES

	2001	2000	1999
Raw materials and other supplies	37,182	36,031	36,247
Traded goods	8,494	9,692	9,669
Finished and semi-finished products and work in progress	48,287	44,334	43,973
Subtotal	93,963	90,058	89,889
Provisions	−12,052	−12,875	−12,599
Total	**81,911**	**77,182**	**77,289**

ANALYSIS OF RECEIVABLES BY MATURITY

	2001	2000	1999
More than one year	0	0	0
Less than one year	208,008	219,422	193,663
Total	**208,008**	**219,422**	**193,663**

MARKETABLE SECURITIES

	2001		2000		1999	
	Cost	Net	Cost	Net	Cost	Net
Sicav mutual funds	17,557	17,557	39,155	39,155	10,816	10,816
FCP mutual funds and money market securities	156	156	156	156	4,811	4,811
Quoted securities	0	0	0	0	0	0
Currency options	0	0	405	405	451	451
Total	**17,713**	**17,713**	**39,715**	**39,715**	**16,078**	**16,078**

Market values of marketable securities are as follows:

	2001	2000	1999
Book value	17,713	39,715	16,078
Market value	17,713	39,765	16,087
Unrealized gain	0	50	9

ACCRUALS

Prepaid expenses

	2001	2000	1999
Operating expenses	971	1,091	1,532
Interest expense	355	4,304	1,165
Total	1,326	**5,395**	**2,697**

Deferred charges

Deferred charges are amortized over 3 to 5 years, including EUR 1,274 thousand to be charged to 2002 income, EUR 542 thousand to be charged to 2003 income, EUR 161 thousand to be charged to 2004 income and EUR 13 thousand to be charged to 2005 income.

	2001	2000	1999
Net at January 1	1,972	592	71
Additions	1,083	2,323	735
Amortization	1,065	942	214
Net at December 31	1,990	**1,972**	**592**

RELATED PARTY TRANSACTIONS

	Net amounts concerning			
Other information	Related parties	Other companies with which the company has capital ties	Other	Total
Current assets (net)				
Trade receivables	58,138	1,956	87,302	147,397
Other receivables	18,804	618	35,017	54,439
Total current assets (net)	**76,942**	**2,574**	**122,319**	**201,836**

ACCRUED INCOME

	2001	2000	1999
Investments			
Loans to subsidiaries and affiliates	98	5,201	366
Receivables			
Trade receivables	7,155	2,029	8,137
Other receivables	1,369	1,305	518
Total	**8,622**	**8,535**	**9,021**

Note 10: shareholders' equity

CAPITAL STOCK

			Number of shares				
	At January 1	After 10-for-1 stock-split	Issued	Cancelled	Exchanged	At December 31	Par value in EUR
Common stock	10,569,681	105,696,810	1,377,911	−6,380,010	381,180	101,075,891	0.35
Preferred, non-voting stock	56,418	564,180		−183,000	−381,180	0	0.35
Total	**10,626,099**	**106,260,990**	**1,377,911**	**−6,563,010**	**0**	**101,075,891**	**0.35**

CHANGES IN SHAREHOLDERS' EQUITY

Before appropriation of income

	2001	2000	1999
Due to changes in structure			
Capital stock	2,978	147	1,073
Additional paid-in capital	-158,231	10,281	44,323
Reserves and cumulative translation adjustment	1,455	1,130	3,140
Dividends paid [1]	-41,138	-40,420	-32,744
Other			
Net income for the year	85,606	105,588	89,528
Untaxed provisions	-286	-1,961	993
Revaluation difference	0	0	0
Investment subsidies	-14	-12	25
Total	**-109,631**	**74,754**	**106,338**

(1) Including "précompte" equalization tax of EUR 2.4 million.

2001

In the above table, the 10-for-1 stock-split is shown as having taken place at the beginning of the year to make the table clearer. In March 2001, Essilor reduced its capital by canceling 6,380,010 common shares and 30,260 preferred non-voting shares. On March 22, 2001, the capital was converted into euros and the par value of the shares was rounded up to EUR 0.35. The resulting capital increase was paid up by capitalizing reserves. In August 2001, Essilor exchanged 381,180 preferred non-voting shares for the same number of common shares. In September 2001, the company cancelled the remaining 152,740 preferred non-voting shares.

During the year, the capital was increased to EUR 35,377 thousand through the issuance of 1,377,911 common shares, including 452,860 shares issued to the Essilor corporate mutual funds and 925,051 shares issued on exercise of stock subscription options.

The new shares carried dividend and voting rights as from January 1, 2001.

2000

The capital was increased to EUR 32,399 thousand through the issuance of 48,352 common shares to the Essilor corporate mutual funds.

The new shares carried dividend and voting rights as from January 1, 2000.

1999

The capital was increased to EUR 32,251 thousand through the issuance of 351,858 common shares in connection with the exercise of stock options, the conversion of bonds and the issuance of shares to the Essilor corporate mutual funds.

The new shares carried dividend and voting rights as from January 1, 1999.

Note 11: provisions

PROVISIONS FOR CONTINGENCIES AND CHARGES

(EUR thousand)	At January 1	Increases	Releases	At December 31
2001				
Provisions for pensions	6,761	351	653	6,459
Provisions for losses in subsidiaries and affiliates	571	0	68	503
Provisions for restructuring	3,224	620	2,780	1,064
Other	2,071	8,021	1,832	8,260
Total	**12,627**	**8,992**	**5,333**	**16,286**
2000				
Provisions for pensions	7,196		435	6,761
Provisions for losses in subsidiaries and affiliates	68	503		571
Provisions for restructuring	336	3,483	595	3,224
Other	2,785	2,151	2,865	2,071
Total	**10,385**	**6,136**	**3,895**	**12,627**
1999				
Provisions for pensions	9,065		1,869	7,196
Provisions for the euro and Year-2000 compliance program costs	6,717		6,717	0
Provisions for losses in subsidiaries and affiliates	2,754		2,686	68
Provisions for restructuring	1,419	19	1,102	336
Other	4,027	2,712	3,953	2,785
Total	**23,982**	**2,731**	**16,327**	**10,385**

The difference between the sum of the movements shown in the above table and the amount recorded in the income statement for depreciation, amortization and provisions corresponds to movements in depreciation, amortization and provisions charged against assets.

UNTAXED PROVISIONS

(EUR thousand)	At January 1	Increases	Releases	At December 31
2001				
Untaxed provisions	**8,055**	**2,612**	**2,898**	**7,768**
Excess tax depreciation	8,012	2,612	2,855	7,768
Foreign investment	43	0	43	0
2000				
Untaxed provisions	**10,016**	**2,327**	**4,289**	**8,054**
Excess tax depreciation	9,326	2,327	3,642	8,011
Foreign investment	690	0	647	43
1999				
Untaxed provisions	**9,022**	**4,192**	**3,199**	**10,016**
Excess tax depreciation	7,686	4,192	2,552	9,326
Foreign investment	1,337	0	647	690

PROVISIONS FOR IMPAIRMENT IN VALUE

(EUR thousand)	At January 1	Increases	Releases	At December 31
2001				
Provisions for impairment in value	**87,771**	**17,710**	**44 166**	**61 315**
Inventories	12,875	12,052	12,875	12,052
Receivables	3,066	0	314	2,752
Shares in subsidiaries and affiliates	52,816	7,059	15,630	44,245
Other investments	19,006	-1,401	15,347	2,258
Other	8	0	0	8
2000				
Provisions for impairment in value	**83,053**	**25,046**	**20,329**	**87,771**
Inventories	12,599	12,875	12,599	12,875
Receivables	3,260	420	614	3,066
Shares in subsidiaries and affiliates	50,139	9,588	6,911	52,816
Other investments	17,047	2,163	204	19,006
Other	8	0	0	8
1999				
Provisions for impairment in value	**81,298**	**31,413**	**29,658**	**83,053**
Inventories	20,755	12,599	20,755	12,599
Receivables	3,186	207	134	3,260
Shares in subsidiaries and affiliates	46,767	9,485	6,113	50,139
Other investments	10,582	9,122	2,657	17,047
Other	8	0	0	8

Note 12: debt

MATURITIES OF DEBT

(EUR thousand)	2001	2000	1999
Due in less than one year	**232,649**	**370,499**	**226,529**
Borrowings	8,483	163,691	67,762
Operating liabilities	164,119	164,928	140,750
Other liabilities	60,047	41,880	18,018
Due in one to five years	**60,010**	**60,019**	**32**
Borrowings	60,010	60,019	32
Operating liabilities			
Other liabilities			
Due beyond five years	**271,959**	**271,959**	**121,959**
Borrowings	271,959	271,959	121,959
Operating liabilities			
Other liabilities			
Total	**564,618**	**702,477**	**348,521**

Analysis by maturity	**2001**	2000	1999
2000			226,529
2001		370,499	14
2002	232,649	9	9
2003	10	10	10
2004	60,000	60,000	
2005			
2006	121,959	121,959	121,959
2007	150,000	150,000	
Analysis by currency			
CHF		260	
EUR	218,493	361,615	
FRF		11,834	67,794
USD	121,959	121,959	121,959

CONVERTIBLE BONDS

The convertible bonds were issued on April 6, 1989. The total amount of the issue was FRF 799,999 thousand and the yield to maturity (assuming the bonds were not converted) was 7.12%.

	2001	2000	1999
Number of bonds issued	210,526	210,526	210,526
Number of bonds converted	0	0	55,499
Face value (EUR thousand)	0.58	0.58	0.58
Net annual interest (EUR thousand)	0.00	0.00	0.00

All unconverted bonds were redeemed in 1999.

RELATED PARTY TRANSACTIONS

	Net amounts concerning			
Other information	Related parties	Other companies with which the company has capital ties	Other	Total
Liabilities				
Trade payables	16,555	4,483	59,370	80,408
Other operating liabilities	3,625	28	78,842	82,495
Other liabilities	55,059		4,988	60,047
Total liabilities	**75,239**	**4,511**	**143,200**	**222,950**

ACCRUED CHARGES

	2001	2000	1999
Accrued interest	7,320	7,331	4,886
Advances and deposits from customers			
Trade payables (goods received but not yet invoiced)	34,454	39,398	22,018
Accrued taxes and personnel costs			
– Vacation pay	17,633	16,008	13,952
– Incentive bonuses	1,525	1,994	1,653
– Other	5,808	5,984	5,755
Other debts	45,286	43,287	29,240
Total	**112,026**	**114,002**	**77,505**

Note 13: off-balance sheet commitments

FINANCIAL COMMITMENTS

	2001	2000	1999
Commitments given			
Guarantees	129,698	101,328	94,162
Commitments received			
Guarantees	18,894	2,846	2,939

FORWARD EXCHANGE CONTRACTS

At December 31, 2001, forward sales of foreign currencies totaled EUR 435,299 thousand and forward purchases amounted to EUR 15,833 thousand.

CURRENCY OPTIONS

At December 31, 2001, the company did not have any currency options acquired as hedges of business transactions.

INTEREST RATE SWAPS

The floating rate of interest on the EUR 122 million 1996 bonds was swapped for a fixed rate through January 3, 2002. A new swap was negotiated on January 3, 2002 through July 3, 2006.

The floating rate on a EUR 60 million borrowing set up in 2000 has been swapped for a fixed rate through October 29, 2004.

COMMITMENTS UNDER FINANCE LEASES

2001

Assets acquired under finance leases	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	779			779
Buildings	20,720	1,036	7,187	13,533
Other				0
Total	**21,499**	**1,036**	**7,187**	**14,312**

Lease commitments	Lease payments		Future minimum lease payments				Residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	35	1,307	11	25		36	
Buildings	2,354	16,696	1,386	9,561		10,947	5,148
Other						0	
Total	**2,389**	**18,003**	**1,396**	**9,586**	**0**	**10,983**	**5,148**

2000

Assets acquired under finance leases	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	779			779
Buildings	8,744	448	6,151	2,593
Other				0
Total	**9,523**	**448**	**6,151**	**3,372**

Lease commitments	Lease payments		Future minimum lease payments			
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total
Land	50	1,273	31	36		67
Buildings	528	14,341	319	210		529
Other						0
Total	**578**	**15,614**	**350**	**246**	**0**	**596**

1999

Assets acquired under finance leases	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	849			849
Buildings	9,184	459	6,046	3,139
Other				0
Total	**10,033**	**459**	**6,046**	**3,988**

Lease commitments	Lease payments		Future minimum lease payments			
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total
Land	59	1,373	33	67		101
Buildings	596	14,759	351	529		879
Other						0
Total	**655**	**16,132**	**384**	**596**	**0**	**980**

EMPLOYEE BENEFIT COMMITMENTS

Supplementary pensions

The company's obligations under supplementary pension plans in favor of management and certain other long-serving employees were adjusted on January 1, 2001, using the projected benefit method, based on a rate of salary increases corresponding to inflation plus 2.5% and a discount rate corresponding to inflation plus 4.5%. This adjustment had the effect of significantly reducing the company's obligations.

The total obligation at December 31, 2001 stood at EUR 9,673 thousand. The amount funded under insured plans at December 31, 2001 was EUR 12,937 thousand.

	2001	2000	1999
Application of a discount rate	Yes	Yes	Yes
Projected benefit obligation	9,673	29,907	28,406
Fair value of plan assets	12,937	12,840	12,531
Unfunded obligation	-3,264	17,067	15,875
Amortization period		9 to 21 years	10 to 22 years

Long-service awards

The company's obligation for the payment of statutory long-service awards, in application of French labor laws, collective bargaining agreements and trade union agreements, was estimated at EUR 2,103 thousand at December 31, 2001. This amount corresponds to the discounted present value of the obligation, determined by applying a discount rate equal to the inflation rate plus 4.5%. It is not covered by a provision.

Note 14: employee data

AVERAGE NUMBER OF EMPLOYEES

Breakdown of average number of employees	2001	2000	1999
Management	662	652	617
Supervisory and administrative	1,297	1,308	1,292
Production	1,516	1,615	1,624
Total	**3,475**	**3,575**	**3,533**

MANAGEMENT REMUNERATION

In accordance with article 24-18 of the decree of November 29, 1983 no loans or advances have been paid to management.

Total remuneration and benefits paid to directors and senior management amounted to:

EUR 1,219 thousand in 2001;

EUR 1,146 thousand in 2000;

EUR 1,047 thousand in 1999.

Note 15: five-year financial summary

	2001	2000	1999	1998	1997
Capital at year-end					
Capital stock	35,377	32,399	32,251	31,179	29,993
Number of common shares outstanding [1]	101,075,891	10,569,681	10,521,329	10,169,471	9,780,674
o/w treasury stock [1]	1,000,000	741,027			
Number of preferred, non voting shares outstanding		56,418	56,418	56,418	56,418
Results of operations					
Net sales	576,496	589,808	539,810	517,503	483,128
Income before tax, depreciation, amortization and provisions	83,039	139,985	102,734	137,701	114,245
Corporate income tax	2,773	14,479	7,914	15,106	6,905
Employee profit-sharing	0	0	0	0	0
Net income	85,606	105,588	89,528	100,102	79,055
Total dividends	41,031	38,721	35,971	32,744	25,501
Per share data					
Income after tax and employee profit sharing, before depreciation, amortization and provisions, excluding treasury stock [1]	0.80	12.70	8.96	11.99	10.91
Net income, excluding treasury stock [1]	0.86	10.68	8.46	9.79	8.04
Net dividend per common share	0.41	3.90	3.40	3.20	2.59
Net dividend per preferred, non-voting share	0	4.02	3.52	3.32	2.71
Employee data					
Average number of employees	3,475	3,575	3,533	3,574	3,710
Total payroll	111,050	107,619	104,415	101,103	101,847
Total benefits	48,671	49,470	47,589	46,403	45,948

(1) In 2001, the number of shares increased tenfold following the 10-for-1 stock-split.

Statutory Auditors' report

on the financial statements

FOR THE YEAR ENDED DECEMBER 31, 2001

In accordance with the terms of our appointment at the Annual Shareholders' Meetings, we hereby submit our report for the year ended December 31, 2001 on:

- Our audit of the financial statements of Essilor International, presented in thousands of euros, as attached to this report;
- The specific procedures and information required by law.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the company at December 31, 2001 and the results of operations for the year then ended.

2. Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

In accordance with the requirements of the Companies Act of July 24, 1966, we have also verified that details of controlling and other interests acquired during the year and the identity of shareholders are disclosed in the report of the Board of Directors.

Paris, March 14, 2002

The Statutory Auditors

Cabinet Dauge et Associés

Ph. Tissier **G. Dauge**

Befec-Price Waterhouse

Member of PricewaterhouseCoopers

L. Tellier

Members of Compagnie Régionale de Paris

Statutory Auditors' special report

on agreements involving Directors

FOR THE YEAR ENDED DECEMBER 31, 2001

In our capacity as Statutory Auditors of Essilor International, we present below our report on agreements involving directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We have not been advised of any new agreements governed by section 225-38 of the Commercial Code entered into during the year.

In application of the decree of March 23, 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

With Bacou/Dalloz SA

Directors concerned: Philippe Alfroid and Gérard Cottet.

Essilor International supplied accounting, legal and financial communication services to Christian Dalloz in exchange for an annual fee of EUR 19,882.39 excluding tax.

We conducted our review in accordance with the standards of our profession. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Paris, March 14, 2002

The Statutory Auditors

Befec-Price Waterhouse
Member of PricewaterhouseCoopers
L. Tellier

Cabinet Dauge et Associés
G. Dauge Ph. Tissier

Members of Compagnie Régionale de Paris

Additional Information

General information about the company and its capital

GENERAL INFORMATION ABOUT THE COMPANY

Bylaws

Essilor International (Compagnie Générale d'Optique) is a *société anonyme* (joint stock corporation) governed by the laws of France, including the Commercial Code. It was founded in 1971 for a period ending on October 6, 2070. The company's registered office is located at 147, rue de Paris - 94227 Charenton-le-Pont and it is registered in Créteil under No. 712 049 618 RCS Créteil. The APE business identifier code is 334 A (headquarters code: 741 J).

The company's corporate purpose is, in any and all countries, to:

• design, manufacture, purchase, sell and trade in any and all eyewear and optical products, including to manufacture, purchase and sell frames, sunglasses, protective glasses and other protective equipment, and eyeglass and contact lenses;

• design and/or manufacture, purchase, sell and/or market any and all optical ophthalmics instruments and materials as well as any and all material and equipment for the screening, detection, diagnosis, measure or correction of physiological handicaps, for professional or private use;

• design and/or develop, purchase and/or sell computer software and related services;

• conduct research, clinical trials, tests, training, technical assistance and engineering services in relation to the above activities;

• provide any and all services and assistance related to the above activities, including consulting, accounting, audit, logistics and cash management services.

The company's fiscal year runs from January 1 to December 31.

Corporate documents and information are available for consultation at the company's registered office, 147, rue de Paris - 94227 Charenton-le-Pont.

Specific provisions of the bylaws

General Shareholders' Meetings (article 24)

All holders of common shares are entitled to participate in General Shareholders' Meetings, whatever the number of shares held, provided that they have been paid up to the extent called.

General Shareholders' Meetings are called and conduct business in accordance with the applicable laws and regulations.

To be entitled to participate in General Shareholders' Meetings in person or by proxy:

• holders of registered shares must be listed as the shareholder of record in the company's share register;

• holders of bearer shares must obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account, preventing their sale up to the date of the Meeting. The certificate must be filed at the address specified in the notice of meeting.

These formalities must be completed at least two days prior to the date of the General Shareholders' Meeting.

Shareholders may give proxy only to their spouse or to another shareholder. Each shareholder present or represented at the Meeting has a number of votes equal to the number of shares represented, directly or by proxy, without limit.

Appropriation of income (article 28)

At least 5% of net income for the year, less any losses carried forward from prior years, must be credited to the legal reserve, until such time as the legal reserve represents one-tenth of the company's capital stock. In the case of any increase in capital, similar credits must be made until the legal reserve represents one-tenth of the new capital.

Income available for appropriation corresponds to net income for the year, less any losses carried forward from prior years and any amounts credited to the legal reserve, plus any income carried forward from prior years.

This amount may be appropriated as follows:

• All of part of income available for appropriation may be carried forward as retained earnings or appropriated to any extraordinary, special-purpose or other reserves;

• The amount remaining, if any, is used to pay a non-cumulative first dividend on common shares, equal to 6% of the paid-up par value of the shares;

• Any balance remaining after the above appropriations and distributions is shared among all the shareholders;

• The Annual Shareholders' Meeting may offer shareholders the option of receiving all or part of the dividend in the form of new shares, subject to compliance with the applicable laws and regulations.

The Annual Shareholders' Meeting may also decide to distribute funds deducted from distributable reserves. In this case, the related resolution should specify the reserve account from which the funds are to be deducted.

Form of the shares (article 10)

Fully paid-up shares may be held in either registered or bearer form, at the discretion of shareholders. The company may, at any time subject to compliance with the applicable laws and regulations, request information from the share clearing organization about the identity of holders of shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings.

Any shareholder that acquires or raises its interest to 1.5% of voting rights is required to disclose the interest to the company within fifteen days, by registered letter sent to the company's registered office with return receipt requested. The same formalities are required when shareholders acquire or raise their interest to 3.5% of voting rights.

Disclosure is also required, within the same maximum period, of any reduction in a shareholder's interest in terms of voting rights to below either of the above thresholds.

Double voting rights (article 24)

Since June 22, 1974, double voting rights have been attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

The holding period was raised to five years at the Extraordinary Shareholders' Meeting of June 11, 1983 and reduced to two years at the Extraordinary Shareholders' Meeting of March 3, 1997.

Sales of shares

Shares are freely negotiable and are indivisible vis-à-vis the company.

Paying agent

Euro Emetteur Finance.

GENERAL INFORMATION ABOUT THE COMPANY'S CAPITAL

Authorized capital

The authorizations sought at the Annual Shareholders' Meeting of May 13, 2002 are as follows:

• Authorization to buy back up to 10% of the company's shares, in accordance with articles L. 225-209 et seq. of the Commercial Code.

The share buybacks may be carried out for any purpose, including to take advantage of market opportunities, for delivery in exchange or in payment for shares of another company in connection with external growth transactions, for allocation on exercise of employee or management stock options or in connection with the management of the company's assets and liabilities and financial position.

The maximum purchase price is set at EUR 60 and the minimum sale price at EUR 28. These maximum and minimum prices will be adjusted in the case of any transactions affecting the company's capital.

Share buybacks made under this authorization will be required to comply with *Commission des Opérations de Bourse* regulation 90-04, concerning the timing and other conditions of purchase.

The share purchases, sales and transfers may be settled and carried out by any appropriate method on a regulated market or over-the-counter (including through straight purchases or as underlyings for derivative financial instruments or in connection with options strategies). The entire share buyback program may be implemented through a block purchase.

This 18-month authorization will cancel and replace a similar authorization given at the Annual Shareholders' Meeting of May 3, 2001.

• Authorization to use the authorizations to issue shares given to the Board of Directors by the Annual Shareholders' Meeting of May 3, 2001, in full or in part at the Board's discretion, even during a period when a takeover bid for the company's shares is in progress. This authorization will be valid from the date of the Meeting of May 13, 2002 to the date of the Annual Shareholders' Meeting to be called to approve the 2002 financial statements.

Potential shares

The exercise of all the stock options exercisable for newly-issued shares that were outstanding at December 31, 2001 would result in the issuance of 2,984,779 new shares.

Stock subscription options outstanding at December 31, 2001 and February 28, 2002,
after 10-for-1 stock-split

Date of grant by the Board	Number of options granted	o/w options granted to the Executive Committee	Exercise price in EUR	Number of options outstanding at December 31, 2001	Number of options outstanding at February 28, 2002
September 20, 1995	327,380	12,840	12.608	0	0
May 6, 1996	50,000	50,000	18.98	10,000	0
November 27, 1996	1,559,040	129,560	20.992	1,055,669	765,722
March 19, 1997	15,000	15,000	22.959	15,000	15,000
April 30, 1997	23,000	0	22.989	3,000	3,000
March 11, 1998	50,000	50,000	27.166	50,000	50,000
June 24, 1998	50,000	25,000	37.076	50,000	50,000
September 16, 1998	10,000	0	33.234	10,000	10,000
November 25, 1998	1,313,000	329,000	32.777	1,229,000	1,221,000
November 24, 1999	11,000	0	27.807	11,000	11,000
January 26, 2000	142,280	0	28.80	139,610	137,537
March 15, 2000	65,000	50,000	25.80[1]	65,000	65,000
September 13, 2000	25,000	25,000	31.483[1]	25,000	25,000
November 15, 2000	141,000	120,000	28.763[1]	141,000	141,000
January 31, 2001	20,000	0	32.78[1]	20,000	20,000
November 14, 2001	160,660	30,000	31.24[1]	160,500	160,050
Total	**3,962,360**	**836,400**		**2,984,779**	**2,674,309**

(1) Options granted without any discount to the benchmark price.

The exercise price is determined by reference to the average of the opening prices quoted for the company's shares over the twenty trading days that precede the Board of Directors' decision to grant the options. Up until January 2000, options were granted at a discount to the above average price but no discount was offered for subsequent grants.

Movements affecting stock subscription options outstanding at December 31, 2001 and February 28, 2002

	At December 31, 2001	**Including in 2001**	At February 28, 2002	Including in 2002
Options granted	3,962,360	180,660	3,962,360	0
Options cancelled	140,390	103,760	141,410	1,020
Options exercised	837,191	508,241	1,146,641	309,450
Options outstanding	2,984,779		2,674,309	

Representing 2.95% of the company's capital at December 31, 2001

Stock purchase options outstanding at December 31, 2001 and February 28, 2002

Date of grant by the Board	Number of options granted	o/w options granted to the Executive Committee	Exercise price in EUR	Number of options outstanding at December 31, 2001	Number of options outstanding at February 28, 2002
November 14, 2001	670,250	200,000	31.24	670,250	670,250
Total	**670,250**	**200,000**		**670,250**	**670,250**

The General Shareholders' Meeting of January 18, 2001 authorized the Board of Directors to grant options, for the first time, to purchase shares of the company bought back on the market. The exercise price of the November 14, 2001 stock purchase options is equal to the average of the opening prices quoted for the company's shares over the twenty trading days that preceded the Board of Directors' decision to grant the options.

Movements affecting stock purchase options outstanding at December 31, 2001 and February 28, 2002

	At December 31, 2001	**Including in 2001**	At February 28, 2002	Including in 2002
Options granted	670,250	670,250	670,250	0
Options cancelled	0	0	0	0
Options exercised	0	0	0	0
Options outstanding	670,250		670,250	

Representing 0.66% of the company's capital at December 31, 2001

Changes in capital over the last five years

(EUR thousand)	Number of shares issued	Par value	Premium	New capital	New number of shares
Capital stock at December 31, 1996				**28,548**	**9,363,036**
Issuance of shares to the Essilor Group corporate mutual funds	43,200	132	8,040	28,679	9,406,236
Exercise of stock options	4,516	14	388	28,693	9,410,752
Conversion of 85,268 convertible bonds	426,340	1,300	47,697	29,993	9,837,092
Capital stock at December 31, 1997				**29,993**	**9,837,092**
Issuance of shares to the Essilor Group corporate mutual funds	34,010	104	9,162	30,097	9,871,102
Exercise of stock options	65,727	200	4,936	30,297	9,936,829
Conversion of 57,812 convertible bonds	289,060	881	32,337	31,178	10,225,889
Capital stock at December 31, 1998				**31,178**	**10,225,889**
Issuance of shares to the Essilor Group corporate mutual funds	40,230	123	10,355	31,301	10,266,119
Exercise of stock options	34,133	104	2,974	31,405	10,300,252
Conversion of 55,499 convertible bonds	277,495	846	30,994	32,251	10,577,747
Capital stock at December 31, 1999				**32,251**	**10,577,747**
Issuance of shares to the Essilor Group corporate mutual funds	48,352	148	10,281	32,399	10,626,099
Capital stock at December 31, 2000				**32,399**	**10,626,099**
Cancellation of treasury stock	-641,027	-1,954	-174,246	30,445	
Conversion of the capital into euros		4,522	-4,522	34,967	
Buyback and cancellation of preferred non-voting stock	-15,274	-54	-4,987	34,913	9,969,798
10-for-1 stock-split				34,913	99,697,980
Exercise of stock subscription options	925,051	305	14,067	35,218	
Issuance of shares to the Essilor Group corporate mutual funds	452,860	159	11,457	35,377	
Capital stock at December 31, 2001				**35,377**	**101,075,891**

OWNERSHIP STRUCTURE

	Number of shares	%	Number of voting rights	%
2001 [1]				
Employees (in France and international)				
• Valoptec International corporate mutual fund	5,547,500	5.5	11,095,000	10.2
• Essilor 5 and 7 year corporate mutual funds	2,567,810	2.5	4,337,719	4.0
• US Stock Purchase Plan	282,517	0.3	282,517	0.3
Public	91,678,064	90.7	92,835,849	85.5
Treasury stock	1,000,000	1.0	–	–
Total	**101,075,891**	**100**	**108,551,085**	**100**

[1] After 10-for-1 stock-split.

	Number of shares	%	Number of voting rights	%
2000				
Employees				
• Valoptec International corporate mutual fund	581,892	5.5	1,141,269	10.7
• Essilor 5 and 7 year corporate mutual funds	246,006	2.3	399,292	3.7
• US Stock Purchase Plan	21,047	0.2	21,047	0.2
Public	9,077,808	85.1	9,156,485	85.4
Treasury stock	741,027	6.9	–	–
Total	**10,667,780**	**100**	**10,718,093**	**100**

	Number of shares	%	Number of voting rights	%
1999				
Compagnie de Saint-Gobain	3,378,055	31.9	5,121,949	40.7
Employees				
• Valoptec International corporate mutual fund	622,408	5.9	622,408	5.0
• Essilor 5 and 7 year corporate mutual funds	233,341	2.2	412,531	3.3
Public	6,343,943	60.0	6,399,417	51.0
Total	**10,577,747**	**100**	**12,556,305**	**100**

SHAREHOLDER PACTS

On May 29, 2001, Essilor International entered into three shareholders' pacts concerning its shareholding in Bacou-Dalloz. Two of the pacts provide for Essilor International to act in concert with other shareholders and the third concerns pre-emptive rights. The pacts are governed by Article 3-3.1 of Chapter III Section 2 of *Commission des Opérations de Bourse* regulation 98-01 and were published in the Official Bulletin on June 15, 2001 by decision No. 201C0689 of the *Conseil des Marchés Financiers* dated June 13, 2001.

Information about the company's business

GENERAL PRESENTATION

Background

Essilor was created through the 1971 merger of two companies-Association Fraternelle des Ouvriers Lunetiers, a workers' cooperative specialized in the manufacture of eyewear, subsequently renamed Société des Lunetiers, and Société Industrielle de Lunetterie et d'Optique Rationnelle (Silor). In 1959, Société des Lunetiers launched the Varilux "lenses patented by the company in 1953. The founder of Silor, Georges Lissac, developed Orma® organic lenses in 1954.

Over the last twenty years, the company has steadily extended its geographic reach. In the early 1990s, the optical ophthalmics market was reshaped by a wave of mergers and acquisitions, leading to heightened competition. Essilor, which by then had become the leading player in the market, focused on strengthening its positions through a global strategy. Globalization of manufacturing operations, to take advantage of low production costs in certain countries, was extended to include high value-added lenses.

Essilor transferred production to countries with low labor costs and, in 1995, acquired Gentex Optics, one of the United States' leading manufacturers of polycarbonate lenses. At the same time, Essilor developed its prescription lens business, notably in the United States where several independent laboratories were acquired, including the Omega Group in 1996. Two major partnerships were also established during the 1990s. The first, in 1990, was with the U.S.-based PPG Group and concerned the production of Transitions® variable-tint lenses. The second, in 2000, was with Japan's Nikon Group, leading to the formation of the Nikon Essilor Co Ltd joint venture. This new company combined Essilor's business interests in Japan, including Japanese marketing rights for the Varilux® brand, with all of Nikon's existing optical ophthalmics businesses, including worldwide marketing rights for Nikon®-brand products in this segment.

This latest alliance reinforces the company's globalization plan. Today, Essilor has three research centers, 18 production facilities and 161 prescription lens laboratories spread across four continents—the Americas, Europe, Asia and Oceania.

Research and development/Patents

As of year-end 2001, the company held over 1,500 patents and patent applications in France and abroad. The sale of the contact lens business and related patents in 2001 had virtually no impact on the portfolio. The number of patent filings has increased significantly in recent years. The patents referred to above do not include those held by the Transitions and Nikon Essilor joint ventures.

Organization of the ophthalmic lens industry

The ophthalmic lens industry is organized around four separate businesses—raw materials production, series production of lenses, prescription lenses, and distribution (through opticians, optometrists and optical products retailers).

<table>
<tr><td>Production</td><td>Integrated manufacturers</td><td colspan="2">Other manufacturers</td></tr>
<tr><td>Finishing/ Distribution</td><td>Prescription</td><td>Independent laboratories</td><td rowspan="2">Integrated optical chains</td></tr>
<tr><td>Retailing</td><td colspan="2">Independent opticians
Non-integrated optical chains</td></tr>
</table>

Raw materials manufacturers include glassmakers (Corning, Schott, etc.), polymerizable thermoset resin manufacturers (PPG, Akzo Nobel, Mitsui, etc.) and injectable thermoplastic resin manufacturers (General Electric, Bayer, Teijin, etc.).

Serial lens manufacturers transform these raw materials into finished lenses (unifocal lenses) and semi-finished lenses (bifocal, trifocal and progressive lenses).

Prescription laboratories supply lenses to opticians, made to the exact specifications of the order. They grind and polish semi-finished lenses and apply tinted, anti-scratch, anti-reflective, anti-smudge and other treatments.

Opticians, optometrists and optical products retail chains advise customers on the choice of lenses, based on the ophthalmologist's prescription, as well as the choice of frames. They transmit the prescription data to the laboratory and receive in return round lenses which are edged, mounted on the frame and adjusted. The remote lens edging systems recently developed by Essilor allow the company to deliver to opticians lenses that are already shaped to fit the frame.

The scope of the various players' activities differs from one country to another. In the United States and the United Kingdom, for example, the laboratories mount the lenses in the frame and deliver the eyeglasses to the optician. In other countries, such as France and Germany, the laboratories deliver round lenses to opticians who then edge them to fit the frame.

Products

Corrective lenses are a combination of materials, optical surfaces and treatments.

Materials

Originally, all lenses were made of glass. Today, glass lenses still account for a significant proportion of the global market, especially in the emerging economies. In a major innovation for the corrective lens industry, Essilor developed an organic (or plastic) lens from U.S. based PPG's CR 39 monomer in the 1960s.

Plastic lenses have become extremely popular in the industrialized world, accounting for 90% of all lens sales in the U.S. and Japan, for example. The emergence of higher-index materials over the last few years has led to the development of even thinner and lighter lenses. Because they have a naturally high index and are unbreakable, polycarbonate lenses have gained market share around the world, especially since Essilor developed a hardening varnish that made them scratch resistant. Polycarbonate lenses already account for 25% of the North American market, and they are enjoying growth of around 15% a year. Essilor has a strong position in polycarbonate lenses in North America and in Europe thanks to Airwear®, which offers the best combination in the market for thinness, light weight, sturdiness and scratch resistance.

Optical surfaces

Traditionally, most vision problems have been corrected with unifocal lenses or, for presbyopia, bifocals and trifocals. In the 1960s, thanks to Bernard Maitenaz, Essilor developed the Varilux® progressive lens, which provides clear vision at all distances. Essilor is by far the world leader in progressive lenses and has focused heavily on developing them for presbyopia. With Essilor's latest progressive lens, the Varilux® Panamic®, consumers benefit from a panoramic field of vision. They also adapt to their new lenses extremely quickly, a factor that may prompt more and more people to shift from unifocals and bifocals to progressive lenses.

Surface treatments

Today, a corrective lens is a highly developed and complex product that combines a variety of materials and numerous coatings with specific functions. Thanks to Essilor, and especially its Crizal® lenses, coatings are now one of the fastest growing segments in the market. For the company, they represent substantial growth potential in the years ahead.

Transitions® variable-tint lenses

A lens that changes color depending on the light is called a photochromic lens. While the process may look easy, it relies on extremely complex technology. To be effective, a variable-tint lens must react quickly to changing light conditions both indoors and outdoors while providing maximum comfort for the wearer in all circumstances.

Essilor and U.S. based PPG, one of the world's leading chemicals firms, developed a particularly sophisticated technology for the Transitions® lens. The new Next Generation Transitions® lens launched in early 2002 benefits from the latest innovations in photochromic pigments, providing faster changes in color and full protection against UVA and UVB rays.

Manufacturing processes

Organic lenses

The most common process consists of pouring thermoset resin between two glass molds, polished to match the convex and concave curves of the lens. A joint or adhesive tape is used to seal the mold.

The polymerization phase consists of heating the lens at a specific temperature and for a specific period, according to the type of resin and the lens's mass.

Production of polycarbonate lenses

Polycarbonate is a thermoplastic organic material. The basic material is in the form of granules which are heated to soften them and then injected into molds that are the same shape as the lens.

This technology can be used to produce lenses of all shapes and sizes, simply by using different molds. The lenses may represent finished products or semi-finished products that are then surfaced using similar techniques to those applied to other materials.

RISKS

Market risks: currency, interest rate and counterparty risks

The company systematically hedges currency risks using appropriate market instruments, including forward and spot purchases and sales of foreign currencies, and purchases of currency options.

All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges. The company does not trade in foreign currencies. Unhedged positions are not material at company level.

The company's interest rate risk management policy consists of protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking-in the benefits of favorable rates. Substantially all company financing and related interest rate hedges are contracted by the parent company.

Temporary cash surpluses are invested in liquid, risk-free treasury instruments. The company does not take any trading positions carrying the risk of a loss of capital.

Details of the company's hedging positions are provided in the notes to the consolidated financial statements.

Legal risks

Essilor is not involved in any claims or litigation that would be likely to have a material impact on the company's financial position or business.

Environmental risks

The limited number of products that require storage permits are stored in full compliance with ICPE rules. Five of the company's plants have set up ISO 14001-certified environmental management systems and nine others are in the process of obtaining certification. The company's internal audit procedures provide for regular checks of the main facilities.

Technology risks

Dependence on patents, supply contracts, key customers

The company is not dependent on any patents for a significant proportion of its business, and expiry of the patents used by the company would not have a material impact on the business. Similarly, the company is not dependent on any supply contracts, since purchases are spread among a number of suppliers. In addition, it is not dependent on key customers, since all the members of the global optical ophthalmics profession represent potential customers for Essilor products.

Insurance-coverage of risks

Essilor has taken out insurance covering industrial and environmental risks.

EMPLOYEES

Specific conditions of employment of the employees of the French parent company

Incentive bonus plan

On June 6, 2001, Essilor International S.A. renewed the incentive bonus plan agreement for a period of three years starting on January 1, 2001. The agreement concerns an incentive bonus plan governed by articles L. 441 et seq. of the French Labor Code. The calculation formula is designed to provide all employees of the French parent company with an incentive to help improve the company's results and meet budget objectives. The plan provides employees of the company with an additional, variable remuneration based on the ratio of actual operating income to budgeted operating income.

Social report

A corporate social report is produced each year, for all employees of the parent company.

Directors, Officers and Auditors

MEMBERS OF THE BOARD OF DIRECTORS

Xavier Fontanet

Age: 53
Chairman and Chief Executive Officer since May 6, 1996 of: Essilor International.
11 directorships: EOA, Inc.; Transitions Optical, Inc.; ELOAH (Essilor Laboratories of America Holding Co, Inc., Florida); EOA Holding Co, Inc.; Shanghai Essilor Optical Company Ltd; Transitions Optical Ltd; Transitions Optical Distribution Ltd; Transitions Optical Holding BV; Nikon-Essilor Co Ltd; Chantiers Bénéteau; Crédit Agricole SA.

Philippe Alfroid

Age: 56
Chief Operating Officer of: Essilor International.
14 directorships: Essidev; EOA Holding Co, Inc.; EOA, Inc.; ELOAH, (Essilor Laboratories of America Holding Co, Inc., Florida); Shanghai Essilor Optical Co; Gentex Optics, Inc.; Omega Optical Holding; Vision Web, Inc.; EOA Investment, Inc.; Christian Dalloz Sunoptics; Bacou-Dalloz; Dalloz Safety Corporation; Dalloz Safety AB; Faiveley SA.
Permanent representative of Essilor International on the Board of: Novisia.

Alain Aspect

Age: 55
1 directorship: Essilor International.

Michel Besson

Age: 68
2 directorships: Essilor International; EOA, Inc.

Jean Burelle

Age: 63
4 directorships: Essilor International; Compagnie Plastic Omnium; Sofiparc; Compagnie Signature.
Chairman and Chief Executive Officer of two companies: Burelle SA; Burelle Participations.
Permanent representative of Burelle SA on the Board of: Plastic Omnium Services.

Robert M. Colucci

Age: 50
1 directorship: Essilor International.

Gérard Cottet

Age: 70
Honorary Chairman
6 directorships: Essilor International; Bacou-Dalloz; EOA, Inc. (United States); Essilor Suisse SA; Association Nationale pour l'Amélioration de la Vue (ASNAV); Association SILMO.
Legal Manager of two companies: SARL Gerco; SARL Tassera.

Philippe Germond

Age: 45
12 directorships: Essilor International; AD 2 ONE; Cegetel group; Cofira; E-Brands; SFR; Transtel; Vivendi Telecom International; Vivendi Universal Net; Fondation Vivendi; Ingenico; Monaco Telecom.
Member of the Supervisory Board of: Viventures Partners.
Chairman and Chief Executive Officer of six companies: Vivendi Universal Net; SFR; Cegetel group; Cofira; Transtel; Vivendi Telecom International.
Permanent representative of Cegetel group on the Board of: Cegetel la Réunion; Cegetel.
Permanent representative of SFR on the Board of: Cegetel Service; LTB-R.

Igor Landau

Age: 57
2 directorships: Essilor International; Rhodia.
Member of the Management Board of: Aventis.
Chairman of the Board of Directors of: Centre Européen d'Education Permanente (CEDEP).
Member of the Supervisory Board of: Institut pour le Développement Industriel (IDI).

Alain-Claude Mathieu

Age: 40
1 directorship: Essilor International.

Olivier Pécoux

Age: 43
1 directorship: Essilor International.
Member of the Supervisory Board of: Financière Rabelais.
Managing Partner of: Rothschild et Cie; Rothschild et Cie Banque.

Bertrand Roy

Age: 46
7 directorships: Essilor International; VIP; Transitions Optical Inc. (United States); OLMIL (India); Association Nationale pour l'Amélioration de la Vue (ASNAV); Association SILMO; GIFO.
Chairman of: Valoptec Association; Valoptec International corporate mutual fund.
Chairman, lens section of Chambre Syndicale Verres et Montures.
Treasurer of EDI Association.

René Thomas

Age: 73
Honorary Chairman of BNP Paribas and BNP Intercontinentale.
6 directorships: Essilor International; BNP Intercontinentale; BNP Paribas; Vivendi Universal; Usinor; Chargeurs.

INFORMATION ABOUT STOCK OPTIONS

Stock options granted to and exercised by each corporate officer	Number of options granted/exercised	Price	Expiry date	Plan
Stock subscription or purchase options granted in 2001 to each corporate officer by Essilor International or other Group companies				
Xavier Fontanet	45,000	€31.24	Nov. 14, 2011	Nov. 14, 2001
Philippe Alfroid	35,000	€31.24	Nov. 14, 2011	Nov. 14, 2001
Options exercised during 2001				
Xavier Fontanet	30,000	€18.98		May 6, 1996
Philippe Alfroid	10,000	€18.98		May 6, 1996

INFORMATION ABOUT STOCK OPTIONS

Stock subscription or purchase options granted to and exercised by the ten employees other than officers who received the greatest number of options	Number of options granted/exercised	Price	Expiry date	Plan
Options granted in 2001 by Essilor International or other qualified Group companies to the 10 employees of Essilor and other qualified Group companies who received the greatest number of options	174,000	€31.42	Jan. 31, 2001	
Options exercised in 2001 by the 10 employees of Essilor and other qualified Group companies who exercised the greatest number of options	86,320	€20.08		Sept. 20, 1995 Nov. 27, 1996

AUDITORS

STATUTORY AUDITORS

Cabinet Befec-Price Waterhouse
Tour AIG – 34, place des Corolles
92908 Paris-La-Défense 2 Cedex
Re-appointed on May 3, 2001 for 6 years.

Cabinet Dauge & Associés
22, avenue de la Grande-Armée
75017 Paris
Re-appointed on May 3, 2001 for 6 years.

PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton-le-Pont Cedex
Tel. +33 1 49 77 42 16 – Fax +33 1 49 77 43 24

DIRECTORS' AND OFFICERS' COMPENSATION

(in EUR)	
Xavier Fontanet	587,849.67
Philippe Alfroid	455,915.93
Alain Aspect	3,430.10
Michel Besson	3,430.10
Jean Burelle	3,430.10
Robert Colucci	284,234.51
Gérard Cottet	3,430.10
Philippe Germond	3,430.10
Igor Landau	3,430.10
Alain-Claude Mathieu	40,137.23
Olivier Pécoux	3,430.10
Bertrand Roy	167,877.27
René Thomas	11,052.55

Gross amounts before payroll taxes and income tax.

DIRECTORS' INTERESTS

The members of the Board of Directors and the members of the Executive Committee together hold less than 0.5% of the company's capital.

PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT AND THE AUDIT OF THE ACCOUNTS

NAME AND FUNCTION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Xavier Fontanet, Chairman and Chief Executive Officer.

STATEMENTS

Statement by the person responsible for the reference document

To the best of my knowledge, the information about Essilor contained in this reference document is correct and includes all the information required by investors to form an opinion on the assets, business, financial position, results and outlook of the company. No information has been omitted that would be likely to alter an investor's opinion.

Paris, April 11, 2002

Xavier Fontanet

Statement by the Auditors

In our capacity as statutory auditors of Essilor International and as required by *Commission des Opérations de Bourse* regulation COB 98-01, we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in this reference document.

This reference document is the responsibility of the Chairman of the Board of Directors. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained in this reference document.

Our procedures, which were performed in accordance with French professional standards, consisted of assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the reference document in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the company, as acquired during our audit. This reference document does not include any forward-looking information determined on a structure basis.

We also audited the financial statements of the company and the consolidated financial statements for the years ended December 31, 1996, 1997, 1998, 1999, 2000 and 2001, as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these consolidated financial statements were free of any qualification or emphasis of matter.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this reference document.

Paris, April 12, 2002

The Statutory Auditors

Befec-Price Waterhouse,
Member of PricewaterhouseCoopers,
Liliane Tellier

Cabinet Dauge et Associés,
Gérard Dauge, Philippe Tissier

Members of Compagnie Régionale de Paris

CHECKLIST OF INFORMATION PROVIDED IN APPLICATION OF *COMMISSION DES OPÉRATIONS DE BOURSE* REGULATION 98.01

COB

This reference document was registered with the *Commission des Opérations de Bourse* on April 12, 2002 under number R.02-058. It may not be used in connection with a financial transaction unless it is accompanied by an information memorandum approved by the *Commission*. This reference document has been prepared by the issuer and is the responsibility of the persons whose signatures appear herein. This reference document has been registered following an examination of the relevance and consistency of the information provided on the company's position, without any assurance being given as to the authenticity of the accounting and financial information.

Production: Investor Relations and Communications – Tel: +33 1 49 77 42 16

Agency: OMNIUM

Photo credits: Manuel Bougot, Handan, Christophe Pilorget, Robin Photo Design, Gilles Rolle, Sedlik Photography, Essilor photo archives, X

Planisphere: J.P. Donnot

English adaptation: ICC



ESSILOR

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
Head office: 147, rue de Paris 94227 Charenton-le-Pont Cedex - France
Telephone +33 1 49 77 42 24 - Fax +33 1 49 77 44 20
www.essilor.com

A French corporation with fully paid-up capital of EUR 35,376,561.85 - Registered under the number B 712 049 618 in Créteil, France